06019286

December 8, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

SUPPL

42538\0001\06

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

RECEIVED DEC 2006 152

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-34905

Re: Asian Union New Media (Group) Limited
(Formerly known as Universal Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Asian Union New Media (Group) Limited (the "Company"), SEC File No. 82-34905, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the Second Tranche Convertible Note, dated November 1, 2006; published (in both English & Chinese language) on the website of The Stock Exchange of Hong Kong;

(2) The Company's announcement regarding the Second Tranche Convertible Note, dated October 9, 2006; published (in both English & Chinese language) on the website of The Stock Exchange of Hong Kong;

(3) The Company's announcement regarding interim result for the six months ended June 30, 2006, dated September 25, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on September 25, 2006;

(4) The Company's announcement regarding issue of further consideration in respect of the acquisition of the Anglo Alliance Group, dated September 25, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal and published (both in English & Chinese language) on the website of The Stock Exchange of Hong Kong, all on September 25, 2006;

(5) The Company's announcement regarding the resignation of a director, dated August 30, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on August 30, 2006;

(6) The Company's announcement regarding change of company name, dated August 10, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on August 10, 2006;

(7) The Company's announcement regarding sales of shares by a substantial shareholder, dated July 21, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on July 21, 2006;

(8) The Company's circular regarding re-election of certain directors, granting of general mandate to issue new shares, proposed change of company name, amendment to the articles of association and notice of annual general meeting, dated June 7, 2006; and

(9) The Company's interim report 2006.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Asian Union New Media (Group) Limited

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Formerly: Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 October 2006.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 October 2006. As at 31 October 2006, the principal amount of the Second Tranche Convertible Note remained HK$156,909,499. As at 31 October 2006, the number of issued Shares was 12,038,610,640 which was the same number of Shares in issue as at 1 October 2006.

As at the date of this announcement, the board of directors of the Company comprised Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 1 November 2006

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(前稱：友利控股有限公司)

(於百慕達群島註冊成立之有限公司)

股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東並無第二批可換股票據於二零零六年十月三十一日前獲兌換。

謹此提述本公司於二零零六年九月二十五日就有關(其中包括)發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第二批可換股票據於二零零六年十月三十一日前獲兌換。於二零零六年十月三十一日，第二批可換股票據之本金額仍為156,909,499港元。於二零零六年十月三十一日，已發行股份數目為12,038,610,640股，此與於二零零六年十月一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括董平先生(主席兼執行董事)、高振順先生(執行董事)、蔡東豪先生(非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
華億新媒體(集團)有限公司
公司秘書
陳錦坤

香港，二零零六年十一月一日

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Formerly: Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 30 September 2006.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 30 September 2006. As at 30 September 2006, the principal amount of the Second Tranche Convertible Note remained HK$156,909,499. As at 1 September 2006, the number of issued Shares was 12,038,610,640 which was the same number of Shares in issue as at 30 September 2006.

As at the date of this announcement, the board of directors of the Company comprised Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 9 October 2006

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體（集團）有限公司*

（前稱：友利控股有限公司）
（於開曼群島註冊成立之有限公司）
股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東並無第二批可換股票據於二零零六年九月三十日前獲兌換。

謹此提述本公司於二零零六年九月二十五日就有關（其中包括）發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第二批可換股票據於二零零六年九月三十日前獲兌換。於二零零六年九月三十日，第二批可換股票據之本金額仍為156,909,499港元。於二零零六年九月一日，已發行股份數目為12,038,610,640股，此與於二零零六年九月三十日之已發行股份數目相同。

於本公佈日期，本公司董事會包括董平先生（主席兼執行董事）、高振順先生（執行董事）、蔡東豪先生（非執行董事）、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士（各為獨立非執行董事）。

承董事會命
華億新媒體（集團）有限公司
公司秘書
陳錦坤

香港，二零零六年十月九日

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Formerly: Universal Holdings Limited)

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 419

ANNOUNCEMENT OF INTERIM RESULT

The board of directors of Asian Union New Media (Group) Limited (the "Company") is pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2006. The unaudited consolidated interim results have been reviewed by the audit committee of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2006

		Six months ended 30th June	
		2006	2005
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Sales		**197,940**	25,519
Cost of sales		**(95,532)**	(23,966)
Gross profit		**102,408**	1,553
Other revenues		**8,240**	3,765
Distribution expenses		**(6,712)**	(701)
Administrative expenses		**(15,965)**	(8,556)
Unrealized holding profit on short-term investment		**3,145**	2,500
Net gain on dilution of interest in an associated company		**—**	12,744
Other operating (expenses)/income		**(1,277)**	34
Operating profit	*3*	**89,839**	11,339
Finance costs	*5*	**(26,053)**	(517)
Fair value gain on financial assets at fair value through profit or loss		**184,799**	—
Share of profit of a jointly controlled entity		**8,747**	—
Share of profit/(loss) of associated companies		**5,990**	(4,370)
Profit before taxation		**263,322**	6,452
Taxation	*6*	**(13,890)**	(650)
Profit for the period		**249,432**	5,802

Attributable to:			
Equity holders of the Company		**250,755**	5,763
Minority interests		**(1,323)**	39
		249,432	5,802
Earnings per share for profit attributable to the equity holders of the Company, expressed in cents per share			
— Basic	*7*	**HK Cents 2.41**	HK Cents 0.12
— Diluted	*7*	**N/A**	HK Cents 0.08

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th June 2006

	Notes	**30th June 2006 (Unaudited)** ***HK$'000***	31st December 2005 (Audited) *HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	*9*	**5,837**	622
Intangible assets	*9*	**1,158,508**	247,957
Interest in associated companies		**—**	19,663
Interest in a jointly controlled entity		**65,703**	56,130
Available for sale financial asset		**360**	360
Preference dividends receivable — non-current portion	*10*	**—**	14,896
Investment in preference shares	*10*	**57,440**	63,578
		1,287,848	403,206
CURRENTS ASSETS			
Inventories		**223**	10
Trade receivables	*11*	**107,853**	1,177
Due from a jointly controlled entity and its subsidiaries		**67,380**	67,691
Preference dividends receivable — current portion		**25,516**	7,680
Financial asset at fair value through profit or loss		**13,345**	12,000
Prepayments, deposits and other receivables		**67,268**	25,706
Deferred tax asset		**4,838**	—
Cash and cash equivalents		**23,914**	15,548
		310,337	129,812

CURRENT LIABILITIES			
Trade payables	*12*	**830**	34
Tax liabilities		**23,866**	1,968
Other payables and accrued liabilities		**61,027**	12,340
Agency fee payable — current		**217,802**	—
Loans		**6,407**	14,758
		309,932	29,100
NET CURRENT ASSETS		**405**	100,712
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,288,253**	503,918
NON-CURRENT LIABILITES			
Agency fee payable — non-current		**743,142**	—
Convertible note		**—**	77,070
		743,142	77,070
NET ASSETS		**545,111**	426,848
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Issued capital		**120,386**	99,165
Reserves		**424,675**	327,683
Total shareholders' equity		**545,061**	426,848
Minority interests		**50**	—
TOTAL EQUITY		**545,111**	426,848

Notes:

1. Basis of preparation and accounting policies

The condensed consolidated interim financial information for the six months ended 30th June 2006 has been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31st December 2005.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31st December 2005 except for the new HKFRSs, and HKASs and Interpretations ("New Standards"), which are generally effective for accounting periods beginning on or after 1st January 2006. The adoption of these New Standards has no material impact to the Group's financial statements for the current and prior period.

2. Segment information

Primary reporting format — Business Segment

At 30th June 2006, the Group is organised into two main business segments: (i) television advertising business; and (ii) film and TV dramas business. Other Group operations mainly comprise the retail and distribution of home audio and video equipment and components; provision of IP Telephony and related services; and trading of investment securities. Neither of these constitutes a separately reportable segment for the period under review.

The segment results for the six months ended 30th June 2006 are as follows:

	Television Advertising *HK$'000*	**Film and TV Dramas** *HK$'000*	**Others** *HK$'000*	**Unallocated Expenses** *HK$'000*	**Group** *HK$'000*
Revenues	**133,731**	**60,174**	**4,035**	**—**	**197,940**
Segment results	**50,289**	**41,229**	**424**	**(8,931)**	**83,011**
Preference dividend income					**3,683**
Unrealized holding profit on short-term investment					**3,145**
Operating profit					**89,839**

The segment results for the six months ended 30th June 2005 are as follows:

	Television Advertising *HK$'000*	**Film and TV Dramas** *HK$'000*	**Others** *HK$'000*	**Unallocated Expenses** *HK$'000*	**Group** *HK$'000*
Revenues	19,384	1,387	262	4,486	25,519
Segment results	(1,215)	(43)	(1,062)	(4,491)	(6,811)
Preference dividend income					2,906
Unrealized holding profit on short-term investment					2,500
Net gain on dilution of interest in an associated company					12,744
Operating profit					11,339

Other segment terms included in the income statement are as follows:

	Six months ended 30th June 2006			
	Television Advertising *HK$'000*	**Film and TV Dramas** *HK$'000*	**Others** *HK$'000*	**Group** *HK$'000*
Depreciation	**213**	**143**	**156**	**512**
Amortization	**13,596**	**81,349**	**—**	**94,945**

	Six months ended 30th June 2005			
	Television Advertising	Film and TV Dramas	Others	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Depreciation	—	—	154	154

There are no sales or other transactions between the business segments. Unallocated costs represent corporate expenses.

3. Operating profit

Operating profit is stated after charging the following:

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Depreciation	**512**	154
Amortization	**94,945**	—

4. Staff costs

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Wages and salaries	**8,205**	2,968
Contributions to defined contribution pension schemes	**172**	47
	8,377	3,015

5. Finance costs

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Interest expenses on:		
— Other loans	**348**	—
— Amount due to a fellow subsidiary — repayable within one year	—	517
	348	517
Notional non-cash interest accretion:		
— Convertible note	**1,970**	—
— Present value of pre-agreed periodic payments on exclusive advertising agency right *(Note 9)*	**23,735**	—
	25,705	—
	26,053	517

6. Taxation

Hong Kong and overseas profits tax has been provided at the rate of 17.5% (2005: 17.5%) and at the rates of taxation prevailing in the countries in which the Group operates respectively.

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Current income tax		
— Hong Kong profits tax	**—**	—
— Overseas taxation	**18,728**	650
Deferred income tax	**(4,838)**	—
	13,890	650

7. Earnings per share

The calculation of basic earnings per share for the six months ended 30th June 2006 is based on the net profit attributable to shareholders of HK$250,755,000 (2005: net profit of HK$5,763,000) and the weighted average number of 10,423,428,885 (2005: 4,751,779,549) ordinary shares deemed to have been in issue during the period.

No diluted earnings per share for the current period under review was presented as there were no dilutive potential ordinary shares as at 30th June 2006. The diluted earnings per share for the six months ended 30th June 2005 was calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The amount for the six months ended 30th June 2005 was arrived at based on 4,751,779,549 ordinary shares which was the weighted average number of ordinary shares in issue during the period plus the weighted average number of 2,122,136,612 ordinary shares deemed to be issued if all outstanding convertible note had been converted into shares as at 1st January 2006.

8. Dividends

The directors do not recommend the payment of any dividend in respect of the six months ended 30th June 2006 (2005: nil).

9. Capital expenditure

(i) Property, plant and equipment

Six months ended 30th June 2006

	HK$'000
Opening net book amount 1st January 2006	**622**
Additions	**5,004**
Acquisition of subsidiary	**723**
Depreciation	**(512)**
Closing net book amount 30th June 2006	**5,837**

Six months ended 30th June 2005

	HK$'000
Opening net book amount 1st January 2005	2,520
Additions	186
Disposals	(1,960)
Depreciation	(154)
Closing net book amount 30th June 2005	592

(ii) ***Intangible assets***

Six months ended 30th June 2006	**Goodwill**	**Exclusive Advertising Agency Right**	**TV Programmes and film rights**	**TV Programmes and films production in progress**	**Total**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Opening net book amount 1st January 2006	**189,798**	**—**	**45,297**	**12,862**	**247,957**
Addition	**3,846**	**976,180**	**9,519**	**15,951**	**1,005,496**
Amortisation charge	**—**	**(81,349)**	**(13,596)**	**—**	**(94,945)**
Closing net book amount 30th June 2006	**193,644**	**894,831**	**41,220**	**28,813**	**1,158,508**
At 30th June 2006					
Cost	**193,644**	**976,180**	**60,081**	**28,813**	**1,258,718**
Accumulated amortization and impairment	**—**	**(81,349)**	**(18,861)**	**—**	**(100,210)**
Net book amount	**193,644**	**894,831**	**41,220**	**28,813**	**1,158,508**

Six months ended 30th June 2005	Goodwill	Exclusive Advertising Agency Right	TV Programmes and film rights	TV Programmes and films production in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Opening net book amount 1st January 2005	—	—	—	—	—
Addition	153,204	—	4,187	—	157,391
Closing net book amount 30th June 2005	153,204	—	4,187	—	157,391
At 30th June 2005					
Cost	153,204	—	4,187	—	157,391
Accumulated amortization and impairment	—	—	—	—	—
Net book amount	153,204	—	4,187	—	157,391

During the first half of 2006, Beijing Hua Yi Qian Si Advertising Company Limited* ("Qiansi"), a wholly-owned subsidiary of the Group, has entered into an exclusive advertising agency agreement ("Agreement") with Hai Nan Haishi Travel Satellite TV Media Co., Ltd.* ("Travel TV"), an associated company of a jointly controlled entity of the Group. Under the Agreement, Qiansi has been granted an exclusive right to sell all of the advertising resources of Travel TV in the period of up to six years since 1st January 2006. In return Qiansi has agreed to make pre-agreed monthly payments to Travel TV during the same period. Pre-agreed annual payment under the Agreement ranged from RMB180 million to RMB207 million.

The Group considers the exclusive advertising agency right to be an intangible asset representing the right to sell Travel TV's advertising resources. The capitalized present value of pre-agreed periodic payments to be made in subsequent years are capitalised and disclosed as intangible assets in the consolidated balance sheet, and those pre-agreed periodic payments constitute a contractual obligation to deliver cash and hence are considered a financial liability. The exclusive advertising agency right is amortised on a straight-line basis from the effective date of the right over the remaining licence period and are stated net of accumulated amortization. Interest accrued on the present value of pre-agreed periodic payments is charged to interest expense in the consolidated income statement.

(*) Chinese name translated to English is for identification purpose only.

10. Investment in preference shares and preference dividends receivable

At 30th June 2006, the Group held 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited. These preference shares are exchangeable, after adjustment, to approximately 28,147,700 ordinary shares of DVN (Holdings) Limited, a listed company, at an adjusted conversion price of HK$4.13 per share, and are subject to adjustment. Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year.

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Investment in preference shares are split into:		
— Available-for-sale portion	**47,449**	48,750
— Derivative portion	**9,991**	14,828
	57,440	63,578

Dividend receivables represent cumulative preference shares dividend outstanding from DVN (Group) Limited.

11. Trade receivables

At 30th June 2006, the ageing analysis of the trade receivables is as follows:

	0-3 months *HK$'000*	4-6 months *HK$'000*	Over 6 months *HK$'000*	Total *HK$'000*
Balance at 30th June 2006	**105,921**	**1,932**	**—**	**107,853**
Balance at 31st December 2005	1,091	86	—	1,177

The Group generally requires customers to pay in advance, but grants a credit period of 30 days to 90 days to some customers.

Included in the trade receivables were:

(i) an amount due from an associated company of a jointly controlled entity of approximately HK$42,972,000, which arose from the sale of advertising resources to the associated company of the jointly controlled entity.

(ii) an amount due from a related party of approximately HK$20,556,000, which arose from the sale of TV dramas to the related party.

There is no concentration of credit risk with respect to trade receivables because the Group has a large number of customers.

12. Trade payables

At 30th June 2006, the ageing analysis of the trade payables is as follows:

	0-3 months *HK$'000*	4-6 months *HK$'000*	Over 6 months *HK$'000*	Total *HK$'000*
Balance at 30th June 2006	**344**	**—**	**486**	**830**
Balance at 31st December 2005	—	1	33	34

MANAGEMENT DISCUSSION AND ANALYSIS

Results

For the six months ended 30th June 2006, the Group's sales increased by 6.8 times to HK$197,940,000 from HK$25,519,000 in the same period in 2005. Profit attributable to shareholders increased to HK$250,755,000 from HK$5,763,000 recorded in the last corresponding period. The performance during the review period was mainly driven by the encouraging results of the Media and Advertising Business in China, plus a one-off fair value gain on financial assets at fair value through profit or loss, representing mainly the ordinary shares of DVN (Holdings) Limited ("DVN") (Stock code: 0500) held by the Group.

BUSINESS OVERVIEW

During the six months ended 30th June 2006, the Group's results strongly indicated that its business was continuously developing, and a platform for material growth had been established to set for its future expansion in China's media market.

Following the Group's acquisition of Anglo Alliance Co., Ltd. ("Anglo Alliance"), which principal asset is an indirect 50% interest in Asian Union Film and Media ("AUFM"), in May 2005, the Media and Advertising Business in China has seen full contribution to the Group's performance for the six months ended 30th June 2006. As one of the largest players in China's media industry, AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as content production for a satellite TV channel in China.

In view of the Group's change in major business and to better focus its growth directions, Mr. Dong Ping, an Executive Director of the Group, has been appointed as the Chairman of the Board. Mr. Dong was the one of the founders of AUFM who possesses profound experience, knowledge and connections in the media industry in China. With Mr. Dong's knowledge and expertise, the Group believes that he will be able to lead its business to break new grounds in the media industry in China.

To focus on expanding its high-growth media business in China and to reward the shareholders for their support, the Group has also distributed to its shareholders all the DVN ordinary shares it held during the period.

Media and Advertising Business in China

During the period under review, the Group's new business focus, Media and Advertising Business in China, has become the major contributor to the Group. The Group was involved in two major business segments here — Television Advertising and Films & TV Dramas — with respective revenue amounted to HK$133,731,000 and HK$60,174,000 during the period under the review, representing 68% and 30% of the Group's total sales.

Capitalizing on exponential growth in the TV advertising industry, the "Travel Channel" has become a highlight of the Group's operations. Being one of 31 provincial satellite TV channels with nationwide access, the Travel Channel is well positioned to capture the ever-growing demand by mainland viewers for thematic programs specializing in travel, lifestyle and entertainment. The Travel Channel coverage covers 90% of major cities in China with total available audience of over 300 million. To better satisfy viewers' diverse needs, the Travel Channel has undergone a major revamp as of 9th January 2006. With fresh, comprehensive content comprising of four categories, namely, reality, variety, fashion and travel, as well as a total of 35 specialized programs, the revamp format has attracted and captivated audiences. The Travel Channel is also seeing its audience profile shifting towards higher education, income and consumption. Thanks to its unique positioning and distinctive programmes, the Travel Channel was awarded as one of the "Seven most eye-catching satellite TV Channels in China" by Variety Magazine in June 2006. During the period under review, the Travel Channel has successfully acquired the right to broadcast a number of programs from Discovery Channel and ESPN, which further expanded the viewers' profile and diversity of the channel.

All the above revamp effort has contributed to the improved performance of the Travel Channel. According to CVSC-TNS Research statistics, the Travel Channel is among the top 20 out of all satellite TV channels throughout China in terms of viewership. Average number of viewers has seen an increasing trend to over 200,000 for the first half of 2006 from an average of 100,000 and 120,000 in year 2004 and 2005 respectively. In addition, the Travel Channel is ranked 15 out of all satellite TV channels throughout China in terms of audience appreciation in the second quarter of 2006, a great leap from the ranking of 22 in the first quarter.

During the first half of 2006, the Group has entered into an exclusive advertising agreement with Hai Nan Haishi Tourist Satellite TV Media Co., Ltd ("Hainan TV") through its wholly owned subsidiary Beijing Hua Yi Qian Si Advertising Company Limited ("Qiansi"), wherein Qiansi will be the exclusive advertising agent of all commercials on the Travel Channel operated by Hainan TV for a six-year period up to 31st December 2011 and is entitled to all revenue derived. The Group believes that the advertising agreement will serve as a stable and recurring income source in the future, and is an important channel for the Group to tap into the exponential growth in the TV advertising industry. Qiansi has realized advertising revenue of HK$133,731,000 during the first half of 2006, with customers gained from multinational companies in different business areas such as automotives, high-end consumer products, telecommunications, fashion, etc.

According to the statistics of the State Administration of Radio, Film and Television of the PRC, the total television advertising income in China jumped from approximately RMB32.6 billion in 2003 to approximately RMB39.4 billion in 2004 and approximately RMB46.9 billion in 2005, representing a CAGR of 20%. Estimates from ACNielsen also forecasts that China's advertising market will expand by 29.7% in 2006 versus 19.4% in 2005. Advertising spending in China is still relatively low as a percentage to the overall gross domestic products as compared with other developed countries. The Group thus believes that the advertising industry in China has enormous growth potential, and it will have additional boost from upcoming major events such as the 2008 Beijing Olympics.

In addition, the Group is also continuously seeking opportunities arising from the production and distribution of TV drama series and films in China and overseas markets. Accordingly, during the period under review, the Group has engaged in the production and distribution of "Jasmine Women" featuring world-renowned actress Ms. Zhang Ziyi, and distribution of other films and TV dramas in China and overseas, contributing total revenue of approximately HK$60,174,000 to the Group. Going forward, the Group will continue to explore opportunities to invest in blockbuster movies and popular TV programs.

In view of the agreement the Group entered into with Mr. Ko Chun Shun, Johnson ("Mr. Ko") to acquire Anglo Alliance in February 2005, a further consideration of an amount up to approximately HK$183.3 million may be payable by the Group to Mr. Ko depending on the audited net profit of Anglo Alliance for the twelve months following the completion of the acquisition. As Anglo Alliance has seen full year contribution following acquisition and the audited net profit multiplied by 9.167 (which is the price-to-earnings ratio adopted under the price adjustment mechanism under the agreement) has exceeded the basic consideration of approximately HK$366.7 million, the Group has agreed to pay the additional consideration of approximately HK$156.9 million to Mr. Ko by means of issuance of convertible bonds which can be converted into 3,202,234,673 ordinary shares of the Company at a conversion price of

HK$0.049 per share. The Directors commented the successful acquisition is in interest of the Group and shareholders as a whole.

Anticipating prosperous growth for the media sector as well as China's economy, the Group sees a bright future for its Media and Advertising Business.

Digital broadcasting investment

To focus on expanding its high-growth Media and Advertising Business in China and to reward the shareholders for their support, the directors decided to distribute all the DVN ordinary shares it held to all shareholders of the Group. In view of the deviation of DVN's digital broadcasting business from the Group's core Media and Advertising Business in China, the decision to distribute its DVN shares is a strategic move of the Group to focus our resources to develop our Media and Advertising Business in China with enormous opportunity. The Group believes that this move would not only substantiated its position in the media industry in China and facilitated the investor community to better understand its business model, but also allow the Group to realize its investment with a reasonable return and enhance its working capital position.

Securities trading

The Hong Kong economy continued to gain growth momentum in the first half of the year 2006. Leveraging the improved business environment and market sentiment, the performance of securities trading continued to improve. During the period under review, profits generated from securities trading amounted to approximately HK$3.7 million.

Communication and home audio division

Seeing the need to direct its strategic focus in the China media market, management is reviewing the business operation with the aim of mapping out long-term strategy for it in alignment with the Group's new core business. There was minimum contribution from this segment to the Group during the period under review.

Prospects

In July 2006, the Group officially changed its name to Asian Union New Media (Group) Limited. Looking ahead, the Group sees the Travel Channel advertising income derived from the exclusive advertising agreement with Hainan TV as a major contributor to its business. The Travel Channel will serve as an ideal platform for attracting upscale advertisers with niche positioning.

Apart from advertising income, the Group is also actively seeking opportunities for business diversification. It is actively exploring the opportunities to expand its business to interactive television and media entertainment value-added services, such as interactive SMS service, interactive game programme and interactive shopping, etc. The Group believes that such potential developments will propel growth for its Media and Advertising Business in China and further act as additional income streams to the Group.

Boasting a comprehensive business structure, a rich content portfolio and extensive business footprint, the Group is poised to ride on opportunities creating by impending international events to be held in China — including the 2008 Olympics in Beijing and 2011 World Expo in Shanghai.

Last but not least, the Group will also seek to diversify its business on the strong core media business foundation by establishing a balanced portfolio with film and television production, so as to strengthen its revenue and asset base.

FINANCIAL REVIEW

For the six months ended 30th June 2006, the Group achieved sales of approximately HK$197,940,000 (2005: HK$25,519,000), a 6.8 times increase compared with the same period of last year. Gross profit increased by 65 times to approximately HK$102,408,000 (2005: HK$1,553,000).

The Group achieved an operating profit of approximately HK$89,839,000 (2005: HK$11,339,000), a 6.9 times increase compared with the same period of last year. Profit attributable to shareholders of the Company for the current period was approximately HK$250,755,000 (2005: HK$5,763,000). Excluding the one-off fair value gain on financial assets at fair value through profit or loss of approximately HK$184,799,000 in the current period, profit attributable to shareholders of the Company increased by 10 times as compared with the same period of last year.

Liquidity and financial resources

As at 30th June 2006, the Group held cash deposits of approximately HK$23,914,000, an increase of 54% compared to 31st December 2005, mainly due to the strong performance of the Media and Advertising Business in China during the period. The current ratio decreased from 4.46 as at 31st December 2005 to 1.00 as at 30th June 2006. The gearing ratio, representing long term liabilities to net worth, increase from 0.18 at 31st December 2005 to 1.36 at 30th June 2006.

The Group mainly operates in China and is exposed to foreign exchange risk arising from Renminbi currency exposures, primarily with respect to the HK dollars. All borrowings during the period were based on market interest rate. Other than an outstanding short-term borrowing of approximately HK$6,407,000, the Group had no long-term bank loan and no bank overdrafts outstanding as at 30th June 2006. The Group did not have any assets pledged or charged as at 30th June 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not, in compliance with the Code of Corporate Governance Practice (the "CG Code") as set out in Appendix 14 of the Listing Rules at any time during the six-month period ended 30th June 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. Upon enquiry by the Company, all Directors of the Company have confirmed that they have complied with the required standards set out in the Model Code throughout the six months ended 30th June, 2006.

AUDIT COMMITTEE

The Audit Committee comprises of three Independent Non-executive Directors, Mr. Wilton Timothy Carr Ingram, Mr. Kin Yuen and Dr. Wong Yau Kar. Mr. Ingram is the chairman of the Audit Committee. The Audit Committee has adopted terms of reference which are in line with the Code of Best Practice and the Corporate Governance Code. The Group's unaudited condensed consolidated accounts for the six months ended 30th June 2006 have been reviewed by the Audit Committee, who is of the opinion that such statements comply with the applicable accounting standard and legal requirements, and that adequate disclosures have been made.

By Order of the Board
Dong Ping
Chairman

Hong Kong, 25th September 2006

As at the date hereof, the Board comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun Johnson as executive director, Mr. Tsoi Tong Hoo Tony as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(前稱：友利控股有限公司)
(於開曼群島註冊成立之有限公司)
股份代號：419

中期業績公佈

華億新媒體(集團)有限公司(「本公司」)董事會謹此提呈本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合中期業績。未經審核綜合中期業績已經由本公司審核委員會審閱。

簡明綜合收益表

截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千港元	二零零五年 (未經審核) 千港元
銷售額		**197,940**	25,519
銷售成本		**(95,532)**	(23,966)
毛利		**102,408**	1,553
其他收益		**8,240**	3,765
分銷費用		**(6,712)**	(701)
行政費用		**(15,965)**	(8,556)
持有短期投資之未變現溢利		**3,145**	2,500
攤薄聯營公司權益之收益淨額		**—**	12,744
其他經營(費用)/收入		**(1,277)**	34
經營溢利	3	**89,839**	11,339
融資費用	5	**(26,053)**	(517)
按公平值列賬並在損益處理之財務資產之公平值收益		**184,799**	—
分佔共同控制企業之溢利		**8,747**	—
分佔聯營公司之溢利/(虧損)		**5,990**	(4,370)
除税前溢利		**263,322**	6,452
税項	6	**(13,890)**	(650)
期內溢利		**249,432**	5,802
下列者應佔：			
本公司股權持有人		**250,755**	5,763
少數股東權益		**(1,323)**	39
		249,432	5,802
本公司股權持有人應佔溢利之每股盈利，以每股仙列值			
— 基本	7	**2.41港仙**	0.12港仙
— 攤薄	7	**不適用**	0.08港仙

簡明綜合資產負債表

於二零零六年六月三十日

	附註	二零零六年六月三十日 (未經審核) 千港元	二零零五年十二月三十一日 (經審核) 千港元
非流動資產			
物業、廠房及設備	9	5,837	622
無形資產	9	1,158,508	247,957
於聯營公司之權益		—	19,663
於共同控制企業之權益		65,703	56,130
可供出售財務資產		360	360
應收優先股股息 — 非流動部份	10	—	14,896
投資於優先股	10	57,440	63,578
		1,287,848	403,206
流動資產			
存貨		223	10
應收賬款	11	107,853	1,177
應收共同控制企業及其附屬公司款項		67,380	67,691
應收優先股股息 — 流動部份		25,516	7,680
按公平值列賬並在損益處理之財務資產		13,345	12,000
預付款項、按金及其他應收款項		67,268	25,706
遞延税項資產		4,838	—
現金及現金等額		23,914	15,548
		310,337	129,812
流動負債			
應付賬款	12	830	34
税項負債		23,866	1,968
其他應付款項及應計負債		61,027	12,340
應付代理費 — 流動		217,802	—
貸款		6,407	14,758
		309,932	29,100
流動資產淨值		405	100,712
資產總值減流動負債		1,288,253	503,918
非流動負債			
應付代理費 — 非流動		743,142	—
可換股票據		—	77,070
		743,142	77,070
資產淨值		545,111	426,848
權益			
本公司股權持有人應佔資本及儲備			
已發行股本		120,386	99,165
儲備		424,675	327,683
股東權益總額		545,061	426,848
少數股東權益		50	—
權益總額		545,111	426,848

1. 編製基準及會計政策

本截至二零零六年六月三十日止六個月之簡明綜合中期財務資料乃按香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

本簡明綜合中期財務資料應與截至二零零五年十二月三十一日止年度之年度財務報表一併閱覽。

所採納之會計政策與截至二零零五年十二月三十一日止年度之年度財務報表所採納者一致,惟一般於二零零六年一月一日或之後開始之會計期間生效之新香港財務報告準則、香港會計準則及詮釋(「新準則」)除外。採納該等新準則不會對本集團本期間及過往期間之財務報表構成重大影響。

2. 分部資料

主要報告形式 — 業務分部

於二零零六年六月三十日,本集團合共有兩個主要業務分部:(i)電視廣告業務;及(ii)電影及電視劇業務。本集團其他業務主要包括家用影音器材及元件之零售貿易及分銷;提供互聯網電話及相關服務;及投資證券買賣。於回顧期內,該等業務並不作獨立項目報告。

截至二零零六年六月三十日止六個月之分部業績如下:

	電視廣告	電影及電視劇	其他	未分配開支	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	133,731	60,174	4,035	—	197,940
分部業績	50,289	41,229	424	(8,931)	83,011
優先股股息收入					3,683
持有短期投資之未變現溢利					3,145
經營溢利					89,839

截至二零零五年六月三十日止六個月之分部業績如下:

	電視廣告	電影及電視劇	其他	未分配開支	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	19,384	1,387	262	4,486	25,519
分部業績	(1,215)	(43)	(1,062)	(4,491)	(6,811)
優先股股息收入					2,906
持有短期投資之未變現溢利					2,500
攤薄聯營公司權益收益淨額					12,744
經營溢利					11,339

計入收益表之其他分部項目如下：

	截至二零零六年六月三十日止六個月			
	電視廣告	電影及電視劇	其他	本集團
	千港元	*千港元*	*千港元*	*千港元*
折舊	**213**	**143**	**156**	**512**
攤銷	**13,596**	**81,349**	**—**	**94,945**

	截至二零零五年六月三十日止六個月			
	電視廣告	電影及電視劇	其他	本集團
	千港元	*千港元*	*千港元*	*千港元*
折舊	—	—	154	154

各業務分部間概無銷售活動或其他交易。未分配成本指公司開支。

3. 經營溢利

經營溢利已扣除下列各項：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
折舊	**512**	154
攤銷	**94,945**	—

4. 員工成本

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
工資及薪金	**8,205**	2,968
對定額供款退休金計劃之供款	**172**	47
	8,377	3,015

5. 融資費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
下列項目之利息開支：		
— 其他貸款	348	—
— 應付同系附屬公司款項 — 須於一年內償還	—	517
	348	517
名義非現金利息：		
— 可換股票據	1,970	—
— 事先協定就獨家廣告代理權定期支付之款項現值 *(附註9)*	23,735	—
	25,705	—
	26,053	517

6. 税項

香港及海外利得税乃分別按17.5%(二零零五年：17.5%)税率及本集團業務所在國家之通行税率撥備。

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
即期所得税		
— 香港利得税	—	—
— 海外税項	18,728	650
遞延所得税	(4,838)	—
	13,890	650

7. 每股盈利

截至二零零六年六月三十日止六個月之每股基本盈利乃根據股東應佔純利250,755,000港元(二零零五年：純利5,763,000港元)及期內被視為已發行普通股之加權平均數10,423,428,885股(二零零五年：4,751,779,549股)計算。

由於於二零零六年六月三十日並無具攤薄影響之潛在普通股，故並無呈列本回顧期間之每股攤薄盈利。截至二零零五年六月三十日止六個月之每股攤薄盈利乃透過調整已發行普通股之加權平均數假設所有攤薄潛在普通股已進行轉換而計算。截至二零零五年六月三十日止六個月之數額乃根據4,751,779,549股普通股(即期內已發行普通股之加權平均數)加上倘所有尚未兑換之可換股票據已於二零零六年一月一日兑換為股份而被視為將予發行之2,122,136,612股普通股之加權平均數而達致。

8. 股息

董事不建議就截至二零零六年六月三十日止六個月派付任何股息(二零零五年：無)。

9. 資本開支

(i) ***物業、廠房及設備***

截至二零零六年六月三十日止六個月

	千港元
於二零零六年一月一日之期初賬面淨值	**622**
添置	**5,004**
收購附屬公司	**723**
折舊	**(512)**
於二零零六年六月三十日之期終賬面淨值	**5,837**

截至二零零五年六月三十日止六個月

	千港元
於二零零五年一月一日之期初賬面淨值	2,520
添置	186
出售	(1,960)
折舊	(154)
於二零零五年六月三十日之期終賬面淨值	592

(ii) ***無形資產***

截至二零零六年六月三十日止六個月	**商譽** *千港元*	**獨家廣告代理權** *千港元*	**電視節目及電影版權** *千港元*	**製作中的電視節目及電影** *千港元*	**總計** *千港元*
於二零零六年一月一日之期初賬面淨值	**189,798**	**—**	**45,297**	**12,862**	**247,957**
添置	**3,846**	**976,180**	**9,519**	**15,951**	**1,005,496**
攤銷開支	**—**	**(81,349)**	**(13,596)**	**—**	**(94,945)**
於二零零六年六月三十日之期終賬面淨值	**193,644**	**894,831**	**41,220**	**28,813**	**1,158,508**
於二零零六年六月三十日					
成本	**193,644**	**976,180**	**60,081**	**28,813**	**1,258,718**
累積攤銷及減值	**—**	**(81,349)**	**(18,861)**	**—**	**(100,210)**
賬面淨值	**193,644**	**894,831**	**41,220**	**28,813**	**1,158,508**

截至二零零五年六月三十日止六個月	商譽 千港元	獨家廣告代理 千港元	電視節目及電影版權 千港元	製作中的電視節目及電影 千港元	總計 千港元
於二零零五年一月一日之期初賬面淨值	—	—	—	—	—
添置	153,204	—	4,187	—	157,391
於二零零五年六月三十日之期終賬面淨值	153,204	—	4,187	—	157,391
於二零零五年六月三十日					
成本	153,204	—	4,187	—	157,391
累積攤銷及減值	—	—	—	—	—
賬面淨值	153,204	—	4,187	—	157,391

於二零零六年上半年，本集團之全資附屬公司北京華億千思廣告有有限公司(「千思」)與本集團之共同控制企業之聯營公司海南海視旅遊衛視傳媒有限責任公司(「海南海視」)訂立獨家廣告代理協議(「該協議」)。根據該協議，千思獲得出售海南海視全部廣告資源之獨家權利，自二零零六年一月一日起最多為期六年。千思則同意於同一期間每月向海南海視支付事先協定之款項。根據該協議，事先協定之每年款項介乎人民幣180,000,000元至人民幣207,000,000元。

本集團認為，獨家廣告代理權屬於代表可出售海南海視廣告資源之權利之無形資產。於其後年度作出之事先協定定期支付之款項之已資本化現值會於綜合資產負債表資本化及披露為無形資產，而該等事先協定定期支付之款項構成須交付現金之合約承擔，因此被視為財務負債。獨家廣告代理權乃以直線法自權利生效日期起於餘下特許期間內攤銷，並經扣除累積攤銷後入賬。事先協定定期支付之款項現值之應計利息自綜合收益表之利息開支扣除。

10. 優先股投資及應收優先股股息

於二零零六年六月三十日，本集團持有15,000,000股天地數碼(集團)有限公司之無投票權可兌換優先股。經調整後，該等優先股可兌換按經調整換股價每股4.13港元(可予調整)兌換為約28,147,700股上市公司天地數碼(控股)有限公司之普通股。每年優先股之固定累積現金股息按每股優先股面值以年率5%收取。

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
優先股投資分拆為：		
— 可供出售部份	**47,449**	48,750
— 衍生工具部份	**9,991**	14,828
	57,440	63,578

應收股息指來自天地數碼(集團)有限公司之累積優先股股息。

11. 應收賬款

於二零零六年六月三十日，應收賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零六年六月三十日結餘	**105,921**	**1,932**	**—**	**107,853**
於二零零五年十二月三十一日結餘	1,091	86	—	1,177

本集團一般要求客戶預先付款，惟給予若干客戶30日至90日之信貸期。

應收賬款包括以下各項：

(i) 應收共同控制企業之聯營公司款項約42,972,000港元，乃由向共同控制企業之聯營公司出售廣告資源所產生。

(ii) 應收關聯人士款項約20,556,000港元，乃由向關聯人士出售電視劇所產生。

由於本集團之客戶眾多，故本集團有關應收賬款之信貸風險並無集中。

12. 應付賬款

於二零零六年六月三十日，應付賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零六年六月三十日結餘	**344**	**—**	**486**	**830**
於二零零五年十二月三十一日結餘	—	1	33	34

管理層討論及分析

業績

於截至二零零六年六月三十日止六個月，本集團之銷售額由二零零五年同期之25,519,000港元增加6.8倍至197,940,000港元。股東應佔溢利由去年同期錄得之5,763,000港元上升至250,755,000港元。回顧期內之表現主要因中國媒體及廣告業務創出令人鼓舞之業績，加上按公平值列賬並在損益處理之財務資產(主要為本集團曾經持有之天地數碼(控股)有限公司(「天地數碼」)(股份代號：0500)普通股)之一次性公平值收益而達致。

業務回顧

於截至二零零六年六月三十日止六個月，本集團之業績充分顯示其業務一直不斷發展，並已建立一個達致重大增長之平台，務求讓本集團未來於中國媒體市場擴展業務。

於本集團在二零零五年五月收購Anglo Alliance Co., Ltd.(「Anglo Alliance」，其主要資產為於北京保利華億傳媒文化有限公司(「保利華億」)之50%間接權益)後，中國媒體及廣告業務已全面為本集團截至二零零六年六月三十日止六個月之表現作出貢獻。保利華億作為中國媒體行業之最大參與者之一，其從事多項媒體相關業務，包括製作電視劇、電影製作投資、廣告代理及為中國衛星電視頻道製作內容。

鑑於本集團改變其主要業務及進一步集中於其增長方向，本集團之執行董事董平先生已獲委任為董事會主席。董先生為保利華億之創辦人之一，彼於中國媒體行業具備廣泛經驗、知識及聯繫。憑藉董先生之知識及專業才能，本集團相信，彼將可引領本集團於中國媒體行業創出一番新景象。

為全力於中國擴展其高增長媒體業務及報答股東支持，本集團亦於期內向其股東分派其持有之全部天地數碼普通股。

中國媒體及廣告業務

於回顧期內，本集團之新業務重心－中國媒體及廣告業務－已成為本集團之主要貢獻業務。本集團主要分為兩個業務分部－電視廣告以及電影及電視劇－其各自於回顧期之收入為133,731,000港元及60,174,000港元，分別佔本集團總銷售額68%及30%。

憑藉電視廣告行業不斷向上增長，「旅遊衛視」已成為本集團之經營重點。作為遍及國內31個省份衛星電視頻道之一，旅遊衛視足以把握內地觀眾對旅遊、生活品味及娛樂專題節目日益增長之需求。旅遊衛視覆蓋中國90%之主要城市，觀眾人數合共超過300,000,000名。為進一步滿足觀眾之多種需要，旅遊衛視於二零零六年一月九日進行重要改革。改革形式推出煥然一新、包羅萬有之內容，包括分為寫實、綜合、時裝及旅遊四個類別，合共製作35個專題節目，成功吸引及打動觀眾。旅遊衛視亦將其觀眾層面轉移至較高教育水平、收入及消費之一群。有賴旅遊衛視之獨特定位及別具特色之節目，旅遊衛視於二零零六年六月榮獲綜藝週刊選為「中國七大最受注目衛星電視頻道」之一。於回顧期內，旅遊衛視成功購入Discovery Channel及ESPN多個節目之播映權，進一步擴大頻道之觀眾層面及節目類別。

上述所有改革努力提升了旅遊衛視之表現。根據CVSC-TNS Research之統計數字，以收視率計算，旅遊衛視於中國全部衛星電視頻道中排名首20位。平均觀眾人數由二零零四年及二零零五年分別100,000名及120,000名上升至二零零六年上半年超過200,000名。此外，以觀眾欣賞指數計算，旅遊衛視於中國全部衛星電視頻道中由二零零六年第一季排名第22位大幅躍升至第二季排名第15位。

於二零零六年上半年，海南海視旅遊衛視傳媒有限責任公司（「海南海視」）透過其全資附屬公司北京華億千思廣告有限公司（「千思」）與本集團訂立獨家廣告代理協議，據此，千思將為海南海視經營之旅遊衛視之所有廣告之獨家廣告代理，為期六年，直至二零一一年十二月三十一日止。本集團相信，廣告協議將為集團未來提供一個穩定及持續之收入來源，並為本集團開拓電視廣告行業不斷增長之重要渠道。千思於二零零六年上半年實現廣告收入133,731,000港元，當中客戶包括汽車、高檔消費品、電訊、時裝等不同業務範疇之跨國公司。

根據中國國家廣播電影電視總局之統計數字，中國之電視廣告總收入由二零零三年約人民幣326億元急升至二零零四年約人民幣394億元及二零零五年約人民幣469億元，複合年增長率為20%。ACNielsen之估計數字亦預測，中國之廣告市場將於二零零六年擴大29.7%，而二零零五年則為19.4%。比較其他已發展國家而言，中國之廣告開支相對中國之整體國內生產總值仍然偏低。因此，本集團相信，中國廣告行業之增長潛力龐大，而即將舉行多項盛事（如二零零八年北京奧運會）將進一步加強有關潛力。

此外，本集團亦不斷於中國及海外市場物色製作及發行電視連續劇及電影所產生之商機。因此，於回顧期內，本集團製作及發行由蜚聲國際之女演員章子怡主演之「茉莉花開」，並於中國及海外發行其他中國電影及電視劇，為本集團帶來總收入約60,174,000港元。展望未來，本集團將繼續發掘投資於電影巨片及受歡迎電視節目之商機。

鑑於本集團於二零零五年二月就收購Anglo Alliance與高振順先生(「高先生」)訂立之協議，視乎Anglo Alliance於完成收購後十二個月之經審核純利而定，本集團可能須向高先生支付最多約達183,300,000港元之進一步代價。由於Anglo Alliance於收購後全年均已作出貢獻，而經審核純利乘以9.167(為根據協議項下價格調整機制所採納之市盈率)高出約366,700,000港元之基本代價，故本集團已同意向高先生支付額外代價約156,900,000港元，方式為按兑換價每股股份0.049港元發行可兑換為3,202,234,673股本公司普通股之可換股債券。董事認為，成功收購乃符合本集團及股東之整體利益。

預計媒體行業及中國經濟均會蓬勃增長，本集團認為其媒體及廣告業務之前景秀麗。

數碼廣播投資

為全力於中國擴展其高增長媒體及廣告業務以及報答股東支持，董事決定向本集團全體股東分派其持有之全部天地數碼普通股。鑑於天地數碼之數碼廣播業務脱離本集團於中國之核心媒體及廣告業務，分派其天地數碼股份之決定乃本集團之策略行動，藉此將本集團資源集中於發展具備龐大商機之中國媒體及廣告業務。本集團相信，此行動不但鞏固其於中國媒體行業之地位及協助投資社群更清楚瞭解其業務模式，亦可讓本集團以合理回報變現其投資，並加強其營運資金狀況。

證券買賣

於二零零六年上半年，香港經濟持續增長動力。鑑於營商環境及市場氣氛有所改善，證券買賣之表現持續提高。於回顧期內，證券買賣產生之溢利約為3,700,000港元。

通訊及家居影音部門

鑑於本集團需要在策略上將注意力轉向中國媒體市場，管理層現正檢討業務經營，務求訂立配合本集團之新核心業務之長遠策略。於回顧期內，此分部對本集團貢獻偏低。

前景

於二零零六年七月，本集團正式更改其名稱為華億新媒體(集團)有限公司。展望未來，本集團認為，就獨家廣告代理協議而產生的旅遊衛視之廣告收入將為本集團業務之主要貢獻者。旅遊衛視將以其獨特定位成為吸引高檔廣告客戶之理想平台。

除廣告收入外，本集團亦積極物色將業務多元化之機會，並致力發掘將其業務擴充至互動電視及媒體娛樂增值服務(如互動短訊服務、互動遊戲節目及互動購物等)之機會。本集團相信，有關潛在發展將推動其於中國之媒體及廣告業務之增長，並進一步成為本集團之額外收入來源。

憑藉完善業務架構、豐富內容組合及龐大業務藍本，本集團已整裝待發，把握即將於中國舉行之國際盛事—包括二零零八年北京奧運會及二零一一年上海世界博覽會—所產生之商機。

最後，本集團亦將在強大核心媒體業務之基礎上，透過建立一個包含電影及電視製作之均衡組合，致力將其業務多元化，從而強化其收入及資產基礎。

財務回顧

截至二零零六年六月三十日止六個月，本集團錄得銷售額約197,940,000港元(二零零五年：25,519,000港元)，較去年同期增加6.8倍。毛利增加65倍至約102,408,000港元(二零零五年：1,553,000港元)。

本集團錄得經營溢利約89,839,000港元(二零零五年：11,339,000港元)，較去年同期上升6.9倍。本期間本公司股東應佔溢利約為250,755,000港元(二零零五年：5,763,000港元)。不包括本期間按公平值列賬並在損益處理之財務資產之一次性公平值收益約184,799,000港元，本公司股東應佔溢利較去年同期上升10倍。

流動資金及財務資源

於二零零六年六月三十日，本集團持有之現金存款約為23,914,000港元，較二零零五年十二月三十一日增加54%，乃主要由於期內中國媒體及廣告業務之表現強勁所致。流動比率由二零零五年十二月三十一日之4.46下跌至二零零六年六月三十日之1.00。資本負債比率(即長期負債與淨值之比率)由二零零五年十二月三十一日之0.18上升至二零零六年六月三十日之1.36。

本集團主要於中國經營，並面對人民幣貨幣所產生主要與港元有關之外匯風險。期內之所有借貸均按市場利率計算。於二零零六年六月三十日，除未償還短期借貸約6,407,000港元外，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零六年六月三十日，本集團並無抵押或質押任何資產。

買賣或贖回股份

期內，本公司或其任何附屬公司並無買賣或贖回本公司任何股份。

企業管治

本公司董事並不知悉有任何資料可合理顯示本集團並無或於截至二零零六年六月三十日止六個月期間內任何時間曾不遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。經本公司作出查詢後，本公司全體董事均已確認彼等於截至二零零六年六月三十日止六個月內一直遵守標準守則所載之規定標準。

審核委員會

審核委員會由三名獨立非執行董事組成，分別為Wilton Timothy Carr Ingram先生、袁健先生及黃友嘉博士。Ingram先生為審核委員會主席。審核委員會已採納根據最佳應用守則及企業管治守則訂定之職權範圍。本集團截至二零零六年六月三十日止六個月之未經審核簡明綜合賬目已由審核委員會審閱，而審核委員會認為該等報表符合適用之會計準則及法律規定，並已作出足夠披露。

承董事會命
主席
董平

香港，二零零六年九月二十五日

於本公佈日期，董事會由主席董平先生、執行董事高振順先生、非執行董事蔡東豪先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士組成。

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(Formerly know as Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ISSUE OF FURTHER CONSIDERATION IN RESPECT OF THE ACQUISITION OF THE ANGLO ALLIANCE GROUP

The Company announces that the Second Tranche Convertible Note with a principal amount of HK$156,909,499 has been issued to Mr Ko pursuant to the UHL SP Agreement based on the Audited Profit of the Anglo Alliance Group of HK$57,115,323 for period from 1 June 2005 to 31 May 2006.

Reference is made to the circular of the Company dated 13 May 2005 (the "Circular") in respect of the very substantial acquisition and connected transaction relating to the acquisition under the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the Circular unless otherwise stated.
As stated in the announcement of the Company dated 31 May 2005, the acquisition of the entire issued share capital of Orient Ventures, which owns the entire issued share capital of Anglo Alliance, under the UHL SP Agreement was completed on 31 May 2005.

ISSUE OF THE SECOND TRANCHE CONVERTIBLE NOTE

Under the UHL SP Agreement, if the Audited Profit (being the audited profit of the Anglo Alliance Group for the 12-month period commencing from the date of completion of the Deed, i.e. 1 June 2005 to 31 May 2006, in accordance with the accounting principles generally accepted in Hong Kong) multiplied by 9.167 exceeds the Basic Consideration (being approximately HK$366.7 million), the Company will pay the difference, as further consideration, to Mr Ko. Any further consideration shall be satisfied by the issue of the Second Tranche Convertible Note by the Company to Mr Ko.

The Company announces that the Audited Profit is HK$57,115,323. 9.167 times of the Audited Profit exceeds the Basic Consideration by HK$156,909,499. Pursuant to the UHL SP Agreement, the Second Tranche Convertible Note with a principal amount of HK$156,909,499 was issued to Mr Ko on 25 September 2006.

The shareholding structures of the Company as at the date of this announcement and immediately after the conversion of the Second Tranche Convertible Note in full are as follows:

Name	Number of Shares held as at the date of this announcement	Approximate percentage of total issued share capital of the Company	Number of Shares held immediately after conversion of the Second Tranche Convertible Note in full (based on the shareholding as at the date of this announcement)	Approximate percentage of total issued share capital of the Company
Mr Ko and his associates	4,187,784,633	34.79%	7,390,019,306	48.49%
Mr Dong Ping	2,700,000,000	22.43%	2,700,000,000	17.72%
Public shareholders	5,150,826,007	42.78%	5,150,826,007	33.79%
Total	12,038,610,640	100.00%	15,240,845,313	100.00%

Note: Mr Dong Ping is the chairman of the Company.

MATURITY DATE AND CONVERSION PERIOD OF THE SECOND TRANCHE CONVERTIBLE NOTE

The principal terms of the Second Tranche Convertible Note have been summarized in the Circular.

The Second Tranche Convertible Note will mature on 31 May 2010, being the maturity date of the First Tranche Convertible Note, subject to the proviso of the Second Tranche Convertible Note in respect of the note maturity as set out in the Circular. The whole First Tranche Convertible Note was converted into approximately 2,122.1 million new Shares on 18 May 2006 as set out in the announcement of the Company dated 18 May 2006.

The conversion period of the Second Tranche Convertible Note is from 25 September 2006, being the date of issue of the Second Tranche Convertible Note, up to 25 September 2011, being the fifth anniversary of the issue of the Second Tranche Convertible Note. The holder of the Second Tranche Convertible Note may during the conversion period convert the Second Tranche Convertible Note, in whole or in part, into new Shares at a conversion price of HK$0.049, subject to adjustment as summarized in the Circular, so long as any part of the Second Tranche Convertible Note remains outstanding and has not been converted into Shares or redeemed by the Company in cash. Based on the initial conversion price, the Second Tranche Convertible Note may be converted into 3,202,234,673 new Shares.

In view of the potential dilution effect on existing Shareholders' interests in the Company which may arise as a result of the conversion of the Second Tranche Convertible Note, for so long as the Second Tranche Convertible Note is outstanding:

(a) the Company will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following information in table form:

    (i) whether there has been any conversion of the Second Tranche Convertible Note during the relevant month. If yes, the relevant Monthly Announcement will set out details of the conversion(s), including the conversion date, number of new Shares issued, conversion price for each conversion and percentage voting rights held by Mr Ko and his concert parties. If there is no conversion during the relevant month, a negative statement to that effect will be made;

    (ii) the outstanding principal amount of the Second Tranche Convertible Note after the conversion, if any;

    (iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company;

    (iv) the total issued share capital of the Company as at the commencement and the last day of the relevant month; and

(b) in addition to the Monthly Announcement, if the cumulative amount of new Shares issued pursuant to the conversion of the Second Tranche Convertible Note reaches 5% of the issued share capital of the Company as stated in the immediately preceding Monthly Announcement or any subsequent announcement made by the Company in respect of the Second Tranche Convertible Note (and thereafter in a multiple of such 5% threshold), the Company will as soon as practicable, but in any event no later than the fifth business day thereafter, issue an announcement on the website of the Stock Exchange which will set out the information stated in (a) above for the period commencing from the date of the immediately preceding Monthly Announcement or any subsequent announcement made by the Company in respect of the Second Tranche Convertible Note up to the date of the conversion triggering such announcement.

By Order of the Board
Asian Union New Media (Group) Limited
Dong Ping
Chairman

Hong Kong, 25 September 2006

As at the date of this announcement, the board of directors of the Company comprises Mr Dong Ping as Chairman, Mr Ko Chun Shun Johnson as Executive Director, Mr Tsoi Tong Hoo Tony as non-executive Director and Mr Yuen Kin, Mr Wilton Timothy Carr Ingram and Dr Wong Yau Kar David as independent non-executive Directors.

* *for identification purpose only*

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體（集團）有限公司*

（前稱友利控股有限公司）

（於開曼群島註冊成立之有限公司）

（股份代號：419）

就收購ANGLO ALLIANCE集團
發行進一步代價

本公司公佈，基於Anglo Alliance集團於二零零五年六月一日至二零零六年五月三十一日期間之經審核溢利為57,115,323港元，本金額為156,909,499港元之第二批可換股票據已根據友利買賣協議發行予高先生。

謹此提述本公司於二零零五年五月十三日就有關根據友利買賣協議進行收購之非常重大收購事項及關連交易刊發之通函（「該通函」）。除另有指明外，本公佈所用詞彙與該通函所界定者具有相同涵義。

誠如本公司於二零零五年五月三十一日刊發之公佈所述，根據友利買賣協議收購Orient Ventures（擁有Anglo Alliance全部已發行股本）全部已發行股本已於二零零五年五月三十一日完成。

發行第二批可換股票據

根據友利買賣協議，倘經審核溢利（即根據香港公認會計原則編製Anglo Alliance集團於契據完成日期起12個月期間（即二零零五年六月一日至二零零六年五月三十一日）之經審核溢利）乘以9.167高出基本代價（即約366,700,000港元），則本公司將向高先生支付差額作為進一步代價。任何進一步代價須以本公司向高先生發行第二批可換股票據之方式支付。

本公司公佈，經審核溢利為57,115,323港元。經審核溢利之9.167倍高出基本代價156,909,499港元。根據友利買賣協議，本金額為156,909,499港元之第二批可換股票據已於二零零六年九月二十五日發行予高先生。

於本公佈日期及緊隨第二批可換股票據獲全面兌換後之本公司股權架構如下：

名稱	於本公佈日期所持股份數目	佔本公司已發行股本總額之概約百分比	緊隨第二批可換股票據獲全面兌換後（以於本公佈日期之股權為準）所持股份數目	佔本公司已發行股本總額之概約百分比
高先生及其聯繫人士	4,187,784,633	34.79%	7,390,019,306	48.49%
董平先生	2,700,000,000	22.43%	2,700,000,000	17.72%
公眾股東	5,150,826,007	42.78%	5,150,826,007	33.79%
總計	12,038,610,640	100.00%	15,240,845,313	100.00%

附註：董平先生為本公司主席。

第二批可換股票據之到期日及兌換期

第二批可換股票據之主要條款已概述於該通函。

第二批可換股票據將於二零一零年五月三十一日（即第一批可換股票據之到期日）到期，惟須受該通函所載有關票據到期日之第二批可換股票據條文所規限。誠如本公司於二零零六年五月十八日刊發之公佈所載，全部第一批可換股票據已於二零零六年五月十八日兌換為約2,122,100,000股新股份。

第二批可換股票據之兌換期由二零零六年九月二十五日（即第二批可換股票據發行日期）起至二零一一年九月二十五日（即第二批可換股票據發行五週年之日）止。只要第二批可換股票據任何部份仍未兌換，且從未獲兌換為股份或獲本公司以現金贖回，則第二批可換股票據持有人可於兌換期內按兌換價0.049港元（可按該通函所概述之方式作出調整）兌換全部或部份第二批可換股票據為新股份。按初步兌換價計算，第二批可換股票據可兌換為3,202,234,673股新股份。

鑑於兌換第二批可換股票據而可能對本公司現有股東之權益產生潛在攤薄影響，故只要第二批可換股票據仍未兌換：

(a) 本公司將於聯交所網站上發表每月公佈（「每月公佈」）。該公佈將於各曆月結束後第五個營業日或之前發表，並將以表列形式載述以下資料：

  (i) 於有關月份內是否曾兌換任何第二批可換股票據。倘有進行兌換，則有關每月公佈將載列兌換之詳情，包括兌換日期、已發行新股份數目、每次兌換之兌換價及高先生及其一致行動人士持有之投票權百分比。倘於有關月份內並無進行兌換，則本公司將會就此作出否定聲明；

  (ii) 第二批可換股票據於兌換後之尚未兌換本金額（如有）；

(iii) 於有關月份內因其他交易而發行之股份總數，包括因行使本公司任何購股權計劃項下之購股權而發行之股份；

(iv) 本公司於有關月份首日及最後一日之已發行股本總額；及

(b) 除每月公佈外，倘因兑換第二批可換股票據而已發行之新股份累積數目達上期每月公佈或本公司其後就第二批可換股票據而發表之任何公佈所述本公司已發行股本之5%（而其後則按該5%限額之倍數計算），則本公司將在實際可行情況下盡快於聯交所網站上發表公佈（惟無論如何不得遲於其後第五個營業日），其中將載列由緊接上期每月公佈或本公司其後就第二批可換股票據而發表之任何公佈前之日期起至導致發表該公佈之兑換日期止期間內有關上文(a)所述之資料。

承董事會命
華億新媒體（集團）有限公司
主席
董平

香港，二零零六年九月二十五日

於本公佈日期，本公司之董事會由主席董平先生、執行董事高振順先生、非執行董事蔡東豪先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士組成。

* *僅供識別*

請同時參閱本公佈於信報，香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Formerly: Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
Stock Code: 419

RESIGNATION OF A DIRECTOR

The board of directors ("Board") of Asian Union New Media (Group) Limited ("Company") announces that Mr. Shen Ka Yip, Timothy has resigned as Executive Director, Acting Chief Executive Officer and Chief Financial Officer of the Company with effect from 30 August 2006.

RESIGNATION OF A DIRECTOR

The Board announces that Mr. Shen Ka Yip, Timothy has resigned as Executive Director, Acting Chief Executive Officer and Chief Financial Officer of the Company with effect from 30 August 2006 due to his person reason. Mr. Shen has confirmed that he has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company or the Stock Exchange of Hong Kong Limited in relation to his resignation.

As at the date hereof, the Board comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun Johnson as executive director, Mr. Tsoi Tong Hoo Tony as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

By Order of the Board
Jason Chan
Secretary

Hong Kong, 30 August 2006

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(前稱：友利控股有限公司)

(於開曼群島註冊成立之有限公司)

股份代號：419

董事辭任

華億新媒體(集團)有限公司(「本公司」)董事會(「董事會」)宣佈，沈嘉奕先生已辭任本公司之執行董事、署理行政總裁及財務總監，由二零零六年八月三十日起生效。

董事辭任

董事會宣佈，沈嘉奕先生已因私人理由而辭任本公司之執行董事、署理行政總裁及財務總監，由二零零六年八月三十日起生效。沈先生已確認彼與董事會並無意見分歧，且概無有關彼辭任而須本公司股東或香港聯合交易所有限公司垂注之事宜。

於本公佈日期，董事會包括執行董事董平先生(主席)及高振順先生、非執行董事蔡東豪先生及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

承董事會命
秘書
陳錦坤

香港，二零零六年八月三十日

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(Formerly: Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

CHANGE OF COMPANY NAME

Universal Holdings Limited announces that with effect from 29 June 2006, the name of the Company has been changed from "Universal Holdings Limited (友利控股有限公司)" to "Asian Union New Media (Group) Limited" and the Company has adopted 華億新媒體(集團)有限公司 as its Chinese name for identification purpose only. Trading of the Company's shares on the Stock Exchange under the new name and the stock short name "ASIAN UNION" ("華億新媒體")will take effect from 15 August 2006.

CHANGE OF COMPANY NAME

Reference is made to the circular letter dated 7 June 2006 previously despatched to shareholders of the Company in relation to, inter alia, the proposed change of name of the Company. The special resolution regarding the change of name of the Company from "Universal Holdings Limited (友利控股有限公司)" to "Asian Union New Media (Group) Limited" and the adoption of the Chinese name 華億新媒體(集團)有限公司 for identification purpose has been duly passed at the annual general meeting of the Company held on 29 June 2006. The Certificate of Change of Name issued by the Registrar of Companies of the Cayman Islands was received by the Company on 2 August 2006.

TRADING ARRANGEMENTS

The abovementioned change of name of the Company will not affect any rights of the shareholders of the Company. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to the shares of the Company (the "**Shares**") and will continue to be valid for trading, settlement, delivery and registration for the same number of Shares in the new name of the Company. Accordingly, there will not be any arrangements for free exchange of existing share certificates for new share certificates under the new name. The new share certificates under the new name will be available for exchange from 15 August 2006

Trading of the Shares on the Stock Exchange under the new stock short name "ASIAN UNION" ("華億新媒體") will take effect from 15 August 2006.

As at the date hereof, the Board comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun Johnson and Mr. Shen Ka Yip Timothy as executive directors, Mr. Tsoi Tong Hoo Tony as non-executive directors and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

By Order of the Board
Jason Chan
Secretary

Hong Kong, 10 August 2006

* *for identification purpose only*

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(前稱：友利控股有限公司)

(於開曼群島註冊成立之有限公司)

(股份代號：419)

更改公司名稱

友利控股有限公司公佈，由二零零六年六月二十九日起，本公司之名稱已由「Universal Holdings Limited(友利控股有限公司)」改為「Asian Union New Media (Group) Limited」，而本公司已採納華億新媒體(集團)有限公司為其中文名稱以僅供識別。本公司股份將由二零零六年八月十五日起以新名稱及股份簡稱「ASIAN UNION」(「華億新媒體」)於聯交所進行買賣。

更改公司名稱

謹此提述過往於二零零六年六月七日寄發予本公司股東之通函函件，內容有關(其中包括)建議更改本公司名稱。有關將本公司名稱由「Universal Holdings Limited(友利控股有限公司)」改為「Asian Union New Media (Group) Limited」，並採納中文名稱為華億新媒體(集團)有限公司以僅供識別之特別決議案已在本公司於二零零六年六月二十九日舉行之股東週年大會上獲正式通過。本公司已於二零零六年八月二日接獲開曼群島公司註冊處發出之更改名稱證書。

買賣安排

上文所述更改本公司名稱將不會影響本公司股東之任何權利。所有印有本公司舊名稱之現有股票將繼續為本公司股份(「**股份**」)所有權之憑證，並將繼續有效作以本公司新名稱買賣、結算、交收及登記相同數目之股份。因此，本公司並無作出任何安排，免費將現有股票換作以新名稱發行之新股票。以新名稱發行之新股票將由二零零六年八月十五日起供換領。

由二零零六年八月十五日起，股份將以新股份簡稱「ASIAN UNION」(「華億新媒體」)於聯交所進行買賣。

於本公佈日期，董事會包括執行董事董平先生(主席)、高振順先生及沈嘉奕先生、非執行董事蔡東豪先生及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

承董事會命
秘書
陳錦坤

香港，二零零六年八月十日

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(Formerly: Universal Holdings Limited)
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

SALES OF SHARES BY A SUBSTANTIAL SHAREHOLDER

The Company was informed by Mr. Ko that on 21 July 2006, he has placed out an aggregate of 2,000,000,000 Shares, representing 16.61% of the existing issued share capital of the Company.

The Board has also noted the recent increase in the trading volume of the shares of the Company and wishes to state that save as disclosed above, the Board does not aware of any reasons for such movements.

SALES OF SHARES BY MR. KO

The Company was informed by Mr. Ko that on 21 July 2006, he has placed out an aggregate of 2,000,000,000 Shares, representing 16.61% of the existing issued share capital of the Company at a price of HK$0.08 per Share to more than 6 independent third parties (the "Placees"). To the best knowledge of the Company, the Placees and/or their ultimate beneficial shareholders are not connected with the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries, or their respective associates. None of the Placees would become substantial shareholder of the Company after the Sales.

The shareholding structure of the Company before and after the Sales are as follows:

Name	Number of shares held before the Sales	Approximate percentage of total issued shares of the Company	Number of shares held immediately after the Sales	Approximate percentage of total issued shares of the Company
Mr. Ko and his associates	6,187,784,633	51.40%	4,187,784,633	34.79%
Mr. Dong Ping	2,700,000,000	22.43%	2,700,000,000	22.43%
Public shareholders	3,150,826,007	26.17%	5,150,826,007	42.78%
Total	12,038,610,640	100.00%	12,038,610,640	100.00%

The Board has noted the recent increase in the trading volume of the shares of the Company and wishes to state that save as disclosed above, the Board does not aware of any reasons for such movements.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date hereof, the Board comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun Johnson and Mr. Shen Ka Yip Timothy as executive directors, Tsoi Tong Hoo Tony, as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

DEFINITIONS

"Board"	the board of Directors
"Company"	ASIAN UNION NEW MEDIA (GROUP) LIMITED (Formerly: Universal Holdings Limited), a company incorporated in the Cayman Islands with limited liability) and the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China
"Mr. Ko"	Mr. Ko Chun Shun Johnson, the substantial shareholder and the executive director of the Company
"Sales"	The sales of an aggregate of 2,000,000,000 Shares by Mr. Ko
"Shares"	shares of the Company of HK$0.01 each

By Order of the Board
Jason Chan
Company Secretary

Hong Kong, 21 July 2006

* *for identification purpose only*

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(前稱:友利控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號:419)

主要股東出售股份

本公司獲高先生知會,於二零零六年七月二十一日,彼已配售合共2,000,000,000股股份,佔本公司現已發行股本之16.61%。

此外,董事會已知悉最近本公司之股份成交量上升,茲聲明除上文所披露者外,董事會並不知悉導致上升之任何原因。

高先生出售股份

本公司獲高先生知會,於二零零六年七月二十一日,彼已按每股股份0.08港元之價格向超過6名獨立第三者(「承配人」)配售合共2,000,000,000股股份,佔本公司現已發行股本之16.61%。就本公司所知,承配人及/或彼等之最終實益股東乃與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士概無關連。概無承配人將於出售後成為本公司主要股東。

本公司於出售前及其後之股權架構如下:

名稱	出售前所持股份數目	佔本公司已發行股份總數之概約百分比	出售後所持股份數目	佔本公司已發行股份總數之概約百分比
高先生及其聯繫人士	6,187,784,633	51.40%	4,187,784,633	34.79%
董平先生	2,700,000,000	22.43%	2,700,000,000	22.43%
公眾股東	3,150,826,007	26.17%	5,150,826,007	42.78%
總計	12,038,610,640	100.00%	12,038,610,640	100.00%

董事會已知悉最近本公司之股份成交量上升,茲聲明除上文所披露者外,董事會並不知悉導致上升之任何原因。

董事會謹確認,目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者;董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

於本公佈日期,董事會包括執行董事董平先生(主席)、高振順先生及沈嘉奕先生、非執行董事蔡東豪先生及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

釋義

「董事會」	指	董事會
「本公司」	指	華億新媒體(集團)有限公司(前稱：友利控股有限公司)，於開曼群島註冊成立之有限公司，其股份於香港聯合交易所有限公司主板上市
「董事」	指	本公司董事
「港元」	指	中華人民共和國香港特別行政區法定貨幣港元
「高先生」	指	高振順先生，本公司主要股東兼執行董事
「出售」	指	高先生出售合共2,000,000,000股股份
「股份」	指	本公司每股面值0.01港元之股份

承董事會命
公司秘書
陳錦坤

香港，二零零六年七月二十一日

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

RE-ELECTION OF CERTAIN DIRECTORS, GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES, PROPOSED CHANGE OF COMPANY NAME AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice of the Annual General Meeting to be held at 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m. is set out on pages 10 to 12 of this circular. A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend the Annual General Meeting in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

7 June 2006

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m., or any adjournment thereof (or as the case may be)
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"General Mandate"	a general mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2 June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ordinary Shareholders"	the holders of the Shares

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.
"2005 Annual Report"	the annual report of the Company for the year ended 31 December 2005

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

Executive Directors:
Mr. Dong Ping *(Chairman)*
Mr. Ko Chun Shun, Johnson
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

7 June 2006

To the Shareholders

Dear Sir/Madam,

RE-ELECTION OF CERTAIN DIRECTORS, GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES, PROPOSED CHANGE OF COMPANY NAME AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary and special resolutions to be proposed at the Annual General Meeting to enable you to make decisions on whether to vote for or against those resolutions.

At the Annual General Meeting, resolutions, amongst others, will be proposed for the Company to approve (i) the re-election of certain directors; (ii) the granting of the General Mandate to the Directors to issue Shares; (iii) the proposed change of name of the Company; and (iv) an amendment to the Articles.

RE-ELECTION OF CERTAIN DIRECTORS

Since the last annual general meeting held on 30 June 2005, the Company has not appointed any new directors and therefore there is no director required to retire according to Article 86(3). In accordance with Article 87(1), Mr. Ko Chun Shun, Johnson Mr. Cheong Chow Yin and Dr. Wong Yau Kar, David will retire in the Annual General Meeting. Mr. Cheong Chow Yin, due to personal reason, will not offer himself for re-election. Mr. Cheong has confirmed that he has no disagreement with the Board and there is no matter in respect of his retirement that needs to be brought to the attention of the Shareholders. Mr. Ko Chun Shun, Johnson and Mr. Wong Yau Kar, David, being eligible, offers themselves for re-election in the Annual General Meeting.

Mr. Ko Chun Shun, Johnson

Mr. Ko Chun Shun, Johnson, aged 54, was the Chairman of the Company and has been re-designated to be the Executive Director of the Company since 12 May 2006. Mr. Ko is also the Chairman of DVN (Holdings) Limited and the co-Chairman of Varitronix International Limited, the securities of these companies are listed on the Main Board of the Stock Exchange. Mr. Ko has more than 30 years experience in international trade and investment, in particular, in manufacturing and distribution of electronic products and in the media and technology industries.

As at the Latest Practicable Date, Mr. Ko has the following interests in Shares or shares of the associated company of the Company within the meaning of Part XV of the SFO:

(A) Ordinary shares of HK$0.01 each in the Company

		Number of shares held			
	Note	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Long positions	*(i)*	5,187,347,483	—	1,000,437,150	6,187,784,633

(B) Ordinary shares of HK$0.10 of DVN (Holdings) Limited ("DVN") (an associated company)

		Number of shares held			
	Note	Personal interests	Family interests	Corporate interests	Total
Long positions	*(ii)*	343,000	2,040,816	130,357,940	132,741,756

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 113,318,812 ordinary shares of DVN are wholly-owned directly or indirectly by the Company.

17,039,128 ordinary shares of DVN are held by companies controlled by Mr. Ko.

2,040,816 ordinary shares of DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, a wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN. These preference shares are exchangeable to approximately 28,147,700 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.13 per share and are subject to adjustment.

(C) Rights to acquire ordinary shares of DVN

Date of share options granted	Number of share options outstanding	Exercise period	Exercise price per share *HK$*
23/7/2002	3,000,000	24/7/2002 — 23/7/2008	1.470
10/12/2003	450,000	1/1/2004 — 31/12/2006	0.824
	3,450,000		

Mr. Ko is not appointed for a specific term and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance of the Articles. Mr Ko shall receive a monthly basic remuneration of HK$159,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

There is no other information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter in respect of the re-election of Mr. Ko that needs to be brought to the attention of the Shareholders.

Dr. Wong Yau Kar, David

Dr. Wong Yau Kar, David, aged 48, holds a doctor's degree in economics from University of Chicago. Dr. Wong has extensive experience in direct investments and corporate finance. Currently, Dr. Wong is the managing director of United Overseas Investments Limited. Dr. Wong has also been actively participated in public services and to name a few, he has been a council member of the Hong Kong Institute of Directors since 1999 and a vice-president of the Chinese Manufacturers' Association of Hong Kong.

Dr. Wong is the independent non-executive director of the Company and he has not held any other directorship in listed public companies in the last 3 years.

As at the Latest Practicable Date, Dr. Wong does not have any interests in Shares or shares of the associated company of the Company within the meaning of Part XV of the SFO.

Dr. Wong will be appointed for a term of 3 years and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance of the Articles. Dr. Wong shall receive a monthly basic remuneration of HK$12,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

There is no other information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter in respect of the re-election of Dr. Wong that needs to be brought to the attention of the Shareholders.

THE GENERAL MANDATE

The Directors consider that it is the best interests of the Company and its Shareholders to grant the General Mandate to the Directors to enhance the flexibility of any possible fund raising or acquisition. At the Annual General Meeting, an ordinary resolution will be proposed to grant to the Directors the General Mandate to allot, issue and otherwise deal with new Shares not exceeding in aggregate 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing such resolution.

The General Mandate if granted will continue in force until (a) the conclusion of the next annual general meeting of the Company after the Annual General Meeting; or (b) it is revoked or varied by an ordinary resolution passed in a general meeting of the Company.

PROPOSED CHANGE OF COMPANY NAME

To better reflect the business and future focus of the Group, the Board proposed to change the name of the Company to "Asian Union New Media (Group) Limited" and to adopt the Chinese name "華億新媒體(集團)有限公司" for identification purpose only. The proposed change of name will be effective subject to the passing of a special resolution to be proposed in the Annual General Meeting and the approval of the Registrar of Companies in the Cayman Island.

AMENDMENT TO THE ARTICLES

In light of the implementation of the Code on Corporate Governance Practices in appendix 14 to the Listing Rules (the "Code") with effect from 1 January 2005 and the recent amendments to the Listing Rules which came into effect on 1 March 2006, the Directors propose to amend the existing Articles in compliance with paragraph 4(3) of appendix 3 to the Listing Rules so as to enable the Company in general meeting to have power by ordinary resolution to remove any Director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office.

RIGHT TO DEMAND POLL

Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Articles, at any general meeting on a show of hands every Ordinary Shareholder present in person (or being a corporation, is present by a representative duly authorised), or by proxy shall have one vote and on a poll every Ordinary Shareholder present in person or by proxy or, in the case of an Ordinary Shareholder being a corporation, by its duly authorised representative shall have one vote for every fully paid Shares of which he is the holder but that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by an Ordinary Shareholder which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by an Ordinary Shareholder or Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Ordinary Shareholders having the right to vote at the meeting; or

(d) by an Ordinary Shareholder or Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for an Ordinary Shareholder or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by an Ordinary Shareholder.

RECOMMENDATION

The Directors consider that all the proposed resolutions in the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the resolutions nos. 1 to 6 to be proposed at the Annual General Meeting.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend and vote at the Annual General Meeting in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Yours faithfully,
For and on behalf of
UNIVERSAL HOLDINGS LIMITED
Dong Ping
Chairman

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the "**Company**") will be held at the 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2005.

2. To re-elect retiring directors and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass with or without modifications, the following resolutions as ordinary resolution or special resolution of the Company:

ORDINARY RESOLUTION

4. "**THAT:**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

SPECIAL RESOLUTIONS

5. "**THAT** subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed to "Asian Union New Media (Group) Limited" and **THAT** the Chinese name "華億新媒體(集團)有限公司" be adopted for identification purpose only."

6. "**THAT** the following amendment to the Articles of the Company be and is hereby approved.

   by deleting the words "Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove a Director" and replacing them with the words "The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director (including a managing director, joint managing director, deputy managing director or other executive Directors)" in the existing Articles 86(5);"

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 7 June 2006

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping (Chairman), Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip, Timothy (each of whom is an executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢 閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

重選若干董事、
授出發行新股份之一般授權、
建議更改公司名稱
修訂組織章程細則
及
股東週年大會通告

友利控股有限公司謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行股東週年大會，大會通告載於本通函第10至12頁。隨函附奉股東於股東週年大會適用之代表委任表格。倘 閣下無意親身出席股東週年大會，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓；惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東週年大會及於會上投票。

二零零六年六月七日

目錄

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責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載之任何聲明有所誤導之其他事實。

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年六月二十九日上午十時正假座香港夏愨道18號海富中心第一期32樓3203室舉行之股東週年大會或其任何續會(視情況而定)
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之相同涵義
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司董事
「一般授權」	指	配發、發行及處理不超過於通過有關普通決議案當日本公司已發行股本面值總額20%之新股份之一般授權
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零六年六月二日，即本通函付印前為確定其中若干資料而定下之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「普通股股東」	指	股份持有人

「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂)
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比
「二零零五年年報」	指	本公司截至二零零五年十二月三十一日止年度之年報

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

執行董事：
董平先生*(主席)*
高振順先生
沈嘉奕先生

非執行董事：
蔡東豪先生
張釗榮先生

獨立非執行董事：
袁健先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
金鐘
夏愨道16號
遠東金融中心
4306-07室

敬啟者：

重選若干董事、
授出發行新股份之一般授權、
建議更改公司名稱
修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關若干將於股東週年大會上提呈之普通及特別決議案之資料，以便　閣下可就是否投票贊成或反對該等決議案作出決定。

本公司將於股東週年大會上提呈(其中包括)決議案，以批准本公司(i)重選若干董事；(ii)授予董事發行股份之一般授權；(iii)建議更改本公司名稱及(iv)修訂細則。

重選若干董事

自於二零零五年六月三十日舉行之上屆股東週年大會以來，本公司並無委任任何新董事，故並無董事須根據細則第86(3)條退任。根據細則第87(1)條，高振順先生、張釗榮先生及黃友嘉博士將於股東週年大會上退任。張釗榮先生因私人理由而不願膺選連任。張先生已確認彼並無與董事會意見不合，亦概無有關其退任而須股東垂注之事宜。高振順先生及黃友嘉博士符合資格願於股東週年大會上膺選連任。

高振順先生

高振順先生，54歲，曾為本公司主席，自二零零六年五月十二日獲調任為本公司執行董事。高先生亦為天地數碼控股有限公司主席及精電國際有限公司之聯席主席，該等公司之證券於聯交所主板上市。高先生擁有逾30年國際貿易及投資(尤其是製造及分銷電子產品)及媒體及技術業經驗。

於最後可行日期，高先生於股份或本公司聯營公司之股份擁有以下權益(定義見證券及期貨條例第XV部)：

(A) 本公司每股面值0.01港元之普通股

		所持股份數目			
	附註	**個人權益**	**家族權益**	**公司權益**	**總計**
長倉	*(i)*	5,187,347,483	—	1,000,437,150	6,187,784,633

(B) 天地數碼(控股)有限公司(「天地數碼」)(聯營公司)每股面值0.10港元之普通股

		所持股份數目			
	附註	個人權益	家族權益	公司權益	總計
長倉	*(ii)*	343,000	2,040,816	130,357,940	132,741,756

附註：

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited(「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

(ii) 113,318,812股天地數碼普通股由本公司直接或間接全資擁有。

17,039,128股天地數碼普通股由高先生控制之公司持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司天地數碼(集團)有限公司發行之15,000,000美元優先股。該等優先股可按經調整換股價每股4.13港元(可予調整)兑換為大約28,147,700股上市聯營公司天地數碼之普通股。

(C) 可認購天地數碼普通股之權利

授出 購股權日期	尚未行使 購股權數目	行使期	每股行使價 *港元*
23/7/2002	3,000,000	24/7/2002 — 23/7/2008	1.470
10/12/2003	450,000	1/1/2004 — 31/12/2006	0.824
	3,450,000		

高先生並無特定任期，且須根據細則於本公司股東週年大會上輪流退任及重選連任。高先生將收取每月基本酬金159,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露之資料，亦概無有關高先生之重選而須股東垂注之事宜。

黃友嘉博士

黃友嘉博士，48歲，持有芝加哥大學經濟學博士學位。黃博士於直接投資及企業融資方面具豐富經驗。黃博士現為聯僑遠東有限公司董事總經理。黃博士亦一直積極參與公職，其中包括自一九九九年起擔任香港董事學會理事會理事及香港中華廠商聯合會副會長。

黃博士為本公司之獨立非執行董事，而彼於過去三年並無於上市公眾公司擔任任何其他董事職位。

於最後可行日期，黃博士於股份或本公司聯營公司之股份概無擁有任何權益（定義見證券及期貨條例第XV部）。

黃博士之任期將為三年，且須根據細則於本公司股東週年大會上輪流退任及重選連任。黃博士將收取每月基本酬金12,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露之資料，亦概無有關黃博士之重選而須股東垂注之事宜。

一般授權

董事認為授予董事一般授權以增加任何可能集資或收購之靈活性符合本公司及其股東之最佳利益。股東週年大會上將提呈一項普通決議案，以授予董事一般授權配發、發行及以其他方式處理新股份，惟合共不超過於通過該決議案當日本公司已發行股本面值總額之20%。

一般授權如獲授出將一直有效至(a)股東週年大會後本公司下屆股東週年大會結束時；或(b)本公司股東大會通過普通決議案撤銷或修改授權為止。

建議更改公司名稱

為更貼切地反映本集團之業務及未來重點，董事會建議將本公司名稱更改為「Asian Union New Media (Group) Limited」，並採納中文名稱為「華億新媒體（集團）有限公司」以僅供識別。建議更改名稱須待於股東週年大會上提呈之特別決議案獲通過，及開曼群島公司註冊處批准後，方告生效。

修訂細則

鑑於由二零零五年一月一日起實行上市規則附錄十四之企業管治常規守則（「守則」），及近期對上市規則作出之修訂由二零零六年三月一日起生效，董事建議修訂現有細則以符合上市規則附錄三第4(3)段，令本公司得以於股東大會上以普通決議案於任何董事（包括董事總經理或其他執行董事）任期屆滿前將其罷免（惟不影響根據任何合約提出之任何損害賠償申索）。

要求以股數表決之權利

在任何股份當時就投票所附帶之任何特別權利或限制所規限下或根據細則，於任何股東大會上以舉手投票時，每名親身出席(或倘為法團，則由其正式授權代表出席)或委派代表出席之普通股股東將可投一票，而於以股數表決時，每名親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席之普通股股東將就其作為持有人之每股繳足股份可投一票，惟就此而言，於未催繳或分期到期前事先繳足或入賬列為繳足之股份將不會被視為繳足股份。即使細則另有任何規定，倘身為結算所之普通股股東(或其代名人)委派一名以上代表，則每名該等代表於以舉手表決時均可投一票。於大會上提呈表決之決議案須以舉手投票表決，惟以下人士可能(於宣佈舉手投票之結果之前或當時或於撤回任何其他以股數表決之要求當時)要求以股數表決：

(a) 該大會主席；或

(b) 至少三名親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席而於當時有權於大會上投票之普通股股東；或

(c) 任何親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席而有權於大會上投票，而其投票權佔不少於全體普通股股東總投票權十分之一之一名或多名普通股股東；或

(d) 任何親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份之一名或多名普通股股東，而該等股份之已繳股本數額佔不少於全部具備此權利股份之已繳總額之十分之一。

由普通股股東之受委代表(或倘普通股股東為法團，則其正式授權代表)提出之要求被視為由普通股股東提出。

推薦意見

董事認為於股東週年大會上提呈之所有決議案乃符合本公司及股東整體之最佳利益，因此董事建議各股東就將於股東週年大會上提呈之第1至6號決議案投贊成票。

隨函附奉股東於股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會及於會上投票，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會及於會上投票。

此致

列位股東　台照

代表
友利控股有限公司
主席
董平
謹啟

二零零六年六月七日

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零五年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事釐定董事酬金。

3. 續聘核數師及授權董事釐定核數師酬金。

作為特別事項

考慮並酌情通過下列決議案為本公司普通決議案或持別決議案(不論有否修訂)：

普通決議案

4. 「**動議：**

(a) 在下文(c)段所限制下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處置本公司股本中之額外股份，及作出或授予或須行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

(b) 上文(a)段之批准可附加於本公司董事所獲得之任何其他授權，並授權本公司董事於有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

(c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之本公司購股權計劃、或(iii)按照本公司組織章程細則配發股份以代替本公司全部或部份股份之股息之任何以股代息或類似安排),不得超過於通過本決議案當日本公司已發行股本面值總額之20%,而上述批准亦應受到相應限制;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列最早時間止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依照法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 本決議案所述授權於股東大會上以本公司普通決議案撤銷或修改當日。」

「配售新股」乃指本公司董事於指定期間內向於指定記錄日期名列股東名冊上之股份持有人,按照彼等當時所持股份之比例配售股份之建議,惟本公司董事有權就零碎股權或香港以外任何有關司法權區之法例或任何認可管制機構或任何證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

特別決議案

5. 「**動議**待開曼群島公司註冊處批准後，將本公司名稱更改為「Asian Union New Media (Group) Limited」，並**動議**採納中文名稱為「華億新媒體(集團)有限公司」以僅供識別。」

6. 「**動議**批准對本公司細則作出以下修訂。

刪除現有細則第86(5)條「除此等公司細則另有任何相反規定外，股東可於根據此等公司細則召開及舉行之任何股東大會上，以特別決議案將董事罷免」等字眼，並以「股東可於根據此等公司細則召開及舉行之任何股東大會上，以普通決議案將任何董事(包括董事總經理、聯席董事總經理、副董事總經理或其他執行董事)罷免」等字眼取代；」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年六月七日

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 於本通告日期，本公司董事會包括董平先生(主席)、高振順先生及沈嘉奕先生(各為執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。



2006
Interim Report

CORPORATE INFORMATION

Board of Directors

Chairman
Mr. Dong Ping

Executive Directors
Mr. Ko Chun Shun, Johnson

Non-executive Directors
Mr. Tsoi Tong Hoo, Tony

Independent non-executive Directors
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David
Mr. Yuen Kin

Company Secretary

Mr. Chan Kam Kwan, Jason

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Banker

Hang Seng Bank

Solicitors

Baker & McKenzie

Registered Office

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

Principal Office in Hong Kong

Unit 4306-07, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

Share Registrar and Transfer Office in Hong Kong

Tengis Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Website

www.aunewmedia.com

CONTENTS

The board of directors is pleased to present the Group's interim report and condensed accounts for the six-months ended 30th June 2006. The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity for the Group for the six-months ended 30th June 2006, and the consolidated balance sheet as at 30th June 2006 of the Group, all of which are unaudited and condensed but were reviewed by the Audit Committee of the Company, along with selected explanatory notes, are set out on pages 10 to 40 of this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Results

For the six months ended 30th June 2006, the Group's sales increased by 6.8 times to HK$197,940,000 from HK$25,519,000 in the same period in 2005. Profit attributable to shareholders increased to HK$250,755,000 from HK$5,763,000 recorded in the last corresponding period. The performance during the review period was mainly driven by the encouraging results of the Media and Advertising Business in China, plus a one-off fair value gain on financial assets at fair value through profit or loss, representing mainly the ordinary shares of DVN (Holdings) Limited ("DVN") (Stock code: 0500) held by the Group.

Business overview

During the six months ended 30th June 2006, the Group's results strongly indicated that its business was continuously developing, and a platform for material growth had been established to set for its future expansion in China's media market.

Following the Group's acquisition of Anglo Alliance Co., Ltd. ("Anglo Alliance"), which principal asset is an indirect 50% interest in Asian Union Film and Media ("AUFM"), in May 2005, the Media and Advertising Business in China has seen full contribution to the Group's performance for the six months ended 30th June 2006. As one of the largest players in China's media industry, AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as content production for a satellite TV channel in China.

In view of the Group's change in major business and to better focus its growth directions, Mr. Dong Ping, an Executive Director of the Group, has been appointed as the Chairman of the Board. Mr. Dong was the one of the founders of AUFM who possesses profound experience, knowledge and connections in the media industry in China. With Mr. Dong's knowledge and expertise, the Group believes that he will be able to lead its business to break new grounds in the media industry in China.

To focus on expanding its high-growth media business in China and to reward the shareholders for their support, the Group has also distributed to its shareholders all the DVN ordinary shares it held during the period.

Media and Advertising Business in China

During the period under review, the Group's new business focus, Media and Advertising Business in China, has become the major contributor to the Group. The Group was involved in two major business segments here — Television Advertising and Films & TV Dramas — with respective revenue amounted to HK$133,731,000 and HK$60,174,000 during the period under the review, representing 68% and 30% of the Group's total sales.

Capitalizing on exponential growth in the TV advertising industry, the "Travel Channel" has become a highlight of the Group's operations. Being one of 31 provincial satellite TV channels with nationwide access, the Travel Channel is well positioned to capture the ever-growing demand by mainland viewers for thematic programs specializing in travel, lifestyle and entertainment. The Travel Channel coverage covers 90% of major cities in China with total available audience of over 300 million. To better satisfy viewers' diverse needs, the Travel Channel has undergone a major revamp as of 9th January 2006. With fresh, comprehensive content comprising of four categories, namely, reality, variety, fashion and travel, as well as a total of 35 specialized programs, the revamp format has attracted and captivated audiences. The Travel Channel is also seeing its audience profile shifting towards higher

education, income and consumption. Thanks to its unique positioning and distinctive programmes, the Travel Channel was awarded as one of the "Seven most eye-catching satellite TV Channels in China" by Variety Magazine in June 2006. During the period under review, the Travel Channel has successfully acquired the right to broadcast a number of programs from Discovery Channel and ESPN, which further expanded the viewers' profile and diversity of the channel.

All the above revamp effort has contributed to the improved performance of the Travel Channel. According to CVSC-TNS Research statistics, the Travel Channel is among the top 20 out of all satellite TV channels throughout China in terms of viewership. Average number of viewers has seen an increasing trend to over 200,000 for the first half of 2006 from an average of 100,000 and 120,000 in year 2004 and 2005 respectively. In addition, the Travel Channel is ranked 15 out of all satellite TV channels throughout China in terms of audience appreciation in the second quarter of 2006, a great leap from the ranking of 22 in the first quarter.

During the first half of 2006, the Group has entered into an exclusive advertising agreement with Hai Nan Haishi Tourist Satellite TV Media Co., Ltd ("Hainan TV") through its wholly owned subsidiary Beijing Hua Yi Qian Si Advertising Company Limited ("Qiansi"), wherein Qiansi will be the exclusive advertising agent of all commercials on the Travel Channel operated by Hainan TV for a six-year period up to 31st December 2011 and is entitled to all revenue derived. The Group believes that the advertising agreement will serve as a stable and recurring income source in the future, and is an important channel for the Group to tap into the exponential growth in the TV advertising industry. Qiansi has realized advertising revenue of HK$133,731,000 during the first half of 2006, with customers gained from multinational companies in different business areas such as automotives, high-end consumer products, telecommunications, fashion, etc.

According to the statistics of the State Administration of Radio, Film and Television of the PRC, the total television advertising income in China jumped from approximately RMB32.6 billion in 2003 to approximately RMB39.4 billion

in 2004 and approximately RMB46.9 billion in 2005, representing a CAGR of 20%. Estimates from ACNielsen also forecasts that China's advertising market will expand by 29.7% in 2006 versus 19.4% in 2005. Advertising spending in China is still relatively low as a percentage to the overall gross domestic products as compared with other developed countries. The Group thus believes that the advertising industry in China has enormous growth potential, and it will have additional boost from upcoming major events such as the 2008 Beijing Olympics.

In addition, the Group is also continuously seeking opportunities arising from the production and distribution of TV drama series and films in China and overseas markets. Accordingly, during the period under review, the Group has engaged in the production and distribution of "Jasmine Women" featuring world-renowned actress Ms. Zhang Ziyi, and distribution of other films and TV dramas in China and overseas, contributing total revenue of approximately HK$60,174,000 to the Group. Going forward, the Group will continue to explore opportunities to invest in blockbuster movies and popular TV programs.

In view of the agreement the Group entered into with Mr. Ko Chun Shun, Johnson ("Mr. Ko") to acquire Anglo Alliance in February 2005, a further consideration of an amount up to approximately HK$183.3 million may be payable by the Group to Mr. Ko depending on the audited net profit of Anglo Alliance for the twelve months following the completion of the acquisition. As Anglo Alliance has seen full year contribution following acquisition and the audited net profit multiplied by 9.167 (which is the price-to-earnings ratio adopted under the price adjustment mechanism under the agreement) has exceeded the basic consideration of approximately HK$366.7 million, the Group has agreed to pay the additional consideration of approximately HK$156.9 million to Mr. Ko by means of issuance of convertible bonds which can be converted into 3,202,234,673 ordinary shares of the Company at a conversion price of HK$0.049 per share. The Directors commented the successful acquisition is in interest of the Group and shareholders as a whole.

Anticipating prosperous growth for the media sector as well as China's economy, the Group sees a bright future for its Media and Advertising Business.

Digital broadcasting investment

To focus on expanding its high-growth Media and Advertising Business in China and to reward the shareholders for their support, the directors decided to distribute all the DVN ordinary shares it held to the shareholders of the Company. In view of the deviation of DVN's digital broadcasting business from the Group's core Media and Advertising Business in China, the decision to distribute its DVN shares is a strategic move of the Group to focus our resources to develop our Media and Advertising Business in China with enormous opportunity. The Group believes that this move would not only substantiated its position in the media industry in China and facilitated the investor community to better understand its business model, but also allow the Group to realize its investment with a reasonable return and enhance its working capital position.

Securities trading

The Hong Kong economy continued to gain growth momentum in the first half of the year 2006. Leveraging the improved business environment and market sentiment, the performance of securities trading continued to improve. During the period under review, profits generated from securities trading amounted to approximately HK$3.7 million.

Communication and home audio division

Seeing the need to direct its strategic focus in the China media market, management is reviewing the business operation with the aim of mapping out long-term strategy for it in alignment with the Group's new core business. There was minimum contribution from this segment to the Group during the period under review.

Prospects

In July 2006, the Group officially changed its name to Asian Union New Media (Group) Limited. Looking ahead, the Group sees the Travel Channel advertising income derived from the exclusive advertising agreement with Hainan TV as a major contributor to its business. The Travel Channel will serve as an ideal platform for attracting upscale advertisers with niche positioning.

Apart from advertising income, the Group is also actively seeking opportunities for business diversification. It is actively exploring the opportunities to expand its business to interactive television and media entertainment value-added services, such as interactive SMS service, interactive game programme and interactive shopping, etc. The Group believes that such potential developments will propel growth for its Media and Advertising Business in China and further act as additional income streams to the Group.

Boasting a comprehensive business structure, a rich content portfolio and extensive business footprint, the Group is poised to ride on opportunities creating by impending international events to be held in China — including the 2008 Olympics in Beijing and 2011 World Expo in Shanghai.

Last but not least, the Group will also seek to diversify its business on the *strong core media* business foundation by establishing a balanced portfolio with film and television production, so as to strengthen its revenue and asset base.

FINANCIAL REVIEW

For the six months ended 30th June 2006, the Group achieved sales of approximately HK$197,940,000 (2005: HK$25,519,000), a 6.8 times increase compared with the same period of last year. Gross profit increased by 65 times to approximately HK$102,408,000 (2005: HK$1,553,000).

The Group achieved an operating profit of approximately HK$89,839,000 (2005: HK$11,339,000), a 6.9 times increase compared with the same period of last year. Profit attributable to shareholders of the Company for the current period was approximately HK$250,755,000 (2005: HK$5,763,000). Excluding the one-off fair value gain on financial assets at fair value through profit or loss of approximately HK$184,799,000 in the current period, profit attributable to shareholders of the Company increased by 10 times as compared with the same period of last year.

Liquidity and financial resources

As at 30th June 2006, the Group held cash deposits of approximately HK$23,914,000, an increase of 54% compared to 31st December 2005, mainly due to the strong performance of the Media and Advertising Business in China during the period. The current ratio decreased from 4.46 as at 31st December 2005 to 1.00 as at 30th June 2006. The gearing ratio, representing long term liabilities to net worth, increased from 0.18 at 31st December 2005 to 1.36 at 30th June 2006.

The Group mainly operates in China and is exposed to foreign exchange risk arising from Renminbi currency exposures, primarily with respect to the HK dollars. All borrowings during the period were based on market interest rate. Other than an outstanding short-term borrowing of approximately HK$6,407,000, the Group had no long-term bank loan and no bank overdrafts outstanding as at 30th June 2006. The Group did not have any assets pledged or charged as at 30th June 2006.

Significant investments held

In May 2005, the Group has acquired 100% equity interest in Anglo Alliance. Anglo Alliance indirectly holds approximately 50% of the registered capital in AUFM. AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as content production for a satellite TV channel in PRC.

The total consideration for this acquisition is finalized at approximately HK$524 million. Details of this acquisition are disclosed in the Company's circular dated 13th May 2005.

Save as disclosed in note 21 to the condensed consolidated accounts, the Group has not made any material acquisition or disposal during the period under review.

Capital structure

The Group has mainly relied on its internally generated cash flow and short-term borrowing to finance its operations. As at 30th June 2006, the Group had outstanding short-term borrowing of approximately HK$6,407,000.

During the period under review, the Company has issued 2,122,136,612 new ordinary shares upon the conversion of a convertible note held by Mr. Ko.

Number and remuneration of employees, remuneration policies, bonus and share option schemes and training schemes

As at 30th June 2006, the Group employed a total of 11 full-time employees in Hong Kong and a work force of about 129 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2006

	Notes	Six months ended 30th June 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
Sales		**197,940**	25,519
Cost of sales		**(95,532)**	(23,966)
Gross profit		**102,408**	1,553
Other revenues		**8,240**	3,765
Distribution expenses		**(6,712)**	(701)
Administrative expenses		**(15,965)**	(8,556)
Unrealized holding profit on short-term investment		**3,145**	2,500
Net gain on dilution of interest in an associated company		**–**	12,744
Other operating (expenses)/income		**(1,277)**	34
Operating profit	5	**89,839**	11,339
Finance costs	7	**(26,053)**	(517)
Fair value gain on financial assets at fair value through profit or loss		**184,799**	—
Share of profit of a jointly controlled entity		**8,747**	—
Share of profit/(loss) of associated companies		**5,990**	(4,370)
Profit before taxation		**263,322**	6,452
Taxation	8	**(13,890)**	(650)
Profit for the period		**249,432**	5,802
Attributable to:			
Equity holders of the Company		**250,755**	5,763
Minority interests		**(1,323)**	39
		249,432	5,802
Earnings per share for profit attributable to the equity holders of the Company, expressed in cents per share			
— Basic	9	**HK Cents 2.41**	HK Cents 0.12
— Diluted	9	**N/A**	HK Cents 0.08

The notes on pages 15 to 40 form an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th June 2006

	Notes	30th June 2006 (Unaudited) HK$'000	31st December 2005 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	11	**5,837**	622
Intangible assets	11	**1,158,508**	247,957
Interest in associated companies	12	**—**	19,663
Interest in a jointly controlled entity	13	**65,703**	56,130
Available for sale financial asset		**360**	360
Preference dividends receivable — non-current portion	14	**—**	14,896
Investment in preference shares	14	**57,440**	63,578
		1,287,848	403,206
CURRENTS ASSETS			
Inventories		**223**	10
Trade receivables	15	**107,853**	1,177
Due from a jointly controlled entity and its subsidiaries	13	**67,380**	67,691
Preference dividends receivable — current portion	14	**25,516**	7,680
Financial asset at fair value through profit or loss		**13,345**	12,000
Prepayments, deposits and other receivables		**67,268**	25,706
Deferred tax asset		**4,838**	—
Cash and cash equivalents		**23,914**	15,548
		310,337	129,812

	Notes	**30th June 2006 (Unaudited)** *HK$'000*	31st December 2005 (Audited) *HK$'000*
CURRENT LIABILITIES			
Trade payables	*16*	**830**	34
Tax liabilities		**23,866**	1,968
Other payables and accrued liabilities		**61,027**	12,340
Agency fee payable — current	*11*	**217,802**	—
Loans		**6,407**	14,758
		309,932	29,100
NET CURRENT ASSETS		**405**	100,712
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,288,253**	503,918
NON-CURRENT LIABILITIES			
Agency fee payable — non-current	*11*	**743,142**	—
Convertible note	*17*	**—**	77,070
		743,142	77,070
NET ASSETS		**545,111**	426,848
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Issued capital	*18*	**120,386**	99,165
Reserves		**424,675**	327,683
Total shareholders' equity		**545,061**	426,848
Minority interests		**50**	—
TOTAL EQUITY		**545,111**	426,848

The notes on pages 15 to 40 form an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2006

	Six months ended 30th June	
	2006 (Unaudited)	2005 (Unaudited)
	HK$'000	*HK$'000*
Net cash inflow/(outflow) from operating activities	**44,427**	(48,146)
Net cash outflow from investing activities	**(27,362)**	(7,141)
Net cash (outflow)/inflow from financing activities	**(8,699)**	71,187
Increase in cash and cash equivalents	**8,366**	15,900
Cash and cash equivalents at 1st January	**15,548**	14,152
Cash and cash equivalents at 30th June	**23,914**	30,052

The notes on pages 15 to 40 form an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2006

	Ordinary share capital	Share premium	Merger reserve	Fair value revaluation reserve	Capital reserve	Currency translation	Interests in associated company	Accumulated deficits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2006	99,165	447,208	860,640	120	29,984	1,358	1,566	(1,013,193)	426,848
Dividend in specimen									
— interests in ordinary shares									
in DVN Holdings Limited	–	(209,640)	–	–	–	–	(1,566)	–	(211,206)
Conversion of convertible notes	21,221	87,803	–	–	(29,984)	–	–	–	79,040
Translation exchange	–	–	–	–	–	(376)	–	–	(376)
Net profit for the period	–	–	–	–	–	–	–	250,755	250,755
At 30th June 2006	120,386	325,371	860,640	120	–	982	–	(762,438)	545,061

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Currency translation	Accumulated deficits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2005	32,743	2,408	172,353	860,640	(171)	(1,014,064)	53,909
Issue of share	64,014	—	274,855	—	—	—	338,869
Conversion of shares	2,408	(2,408)	—	—	—	—	—
Net profit for the period	—	—	—	—	—	5,763	5,763
At 30th June 2005	99,165	—	447,208	860,640	(171)	(1,008,301)	398,541

The notes on pages 15 to 40 form an integral part of this condensed interim financial information.

NOTES TO CONDENSED INTERIM ACCOUNTS

1. General information

Asian Union New Media (Group) Limited (formerly known as Universal Holdings Limited) ("the Company") and its subsidiaries (together, "the Group") were principally engaged in the television advertising business and film and TV dramas business. The Group has operations mainly in the People's Republic of China (the "PRC") and Hong Kong.

The Company is incorporated in the Cayman Islands as an exempted company with limited liability on 27th May 2002 under the Company Law (2002 Revision) (Cap. 22) of the Cayman Islands. The address of its registered office is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

This condensed consolidated interim financial information was approved for issue on 25th September 2006.

2. Basis of preparation

The condensed consolidated interim financial information for the six months ended 30th June 2006 has been prepared in accordance with HKAS 34, "Interim financial reporting". The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31st December 2005.

3. **Accounting policies**

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31st December 2005, as described in the annual financial statements for the year ended 31st December 2005.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31st December 2006.

— Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1st January 2006. The amendment has no material effect on the Group's policy;

— Amendment to HKAS 39, Amendment "The fair value option", effective for annual periods beginning on or after 1st January 2006. The amendment has no material effect on the Group's policy;

— Amendment to HKAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1st January 2006. The amendment has no material effect on the Group's policy;

— Amendment to HKAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1st January 2006. The amendment has no material effect on the Group's policy;

— Amendment to HKAS 39 and HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1st January 2006. The amendment has no material effect on the Group's policy;

— HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1st January 2006. This standard is not relevant for the Group;

— HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1st January 2006. The Group has reviewed its contracts. This interpretation has no material effect on the Group's policy;

3. **Accounting policies *(Continued)***

- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1st January 2006. This interpretation is not relevant for the Group; and

- HK(IFRIC)-Int 6, "Liabilities arising from participating in a specific market — waste electrical and electronic equipment", effective for annual periods beginning on or after 1st December 2005. This interpretation is not relevant for the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- HK(IFRIC)-Int 7, "Applying the Restatement Approach under HKFRS 29", effective for annual periods beginning on or after 1st March 2006. Management do not expect the interpretation to have material effect on the Group's policy;

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after 1st May 2006. Management do not expect the interpretation to have material effect on the Group's policy;

- HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1st June 2006. Management do not expect the interpretation to have material effect on the Group's policy; and

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1st January 2007, and HKAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1st January 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1st January 2007.

4. Segment information

Primary reporting format — Business Segment

At 30th June 2006, the Group is organized into two main business segments: (i) television advertising business; and (ii) film and TV dramas business. Other Group operations mainly comprise the retail and distribution of home audio and video equipment and components; provision of IP Telephony and related services; and trading of investment securities. Neither of these constitutes a separately reportable segment for the period under review.

The segment results for the six months ended 30th June 2006 are as follows:

	Television Advertising	Film and TV Dramas	Others	Unallocated Expenses	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	133,731	60,174	4,035	–	197,940
Segment results	50,289	41,229	424	(8,931)	83,011
Preference dividend income					3,683
Unrealized holding profit on short-term investment					3,145
Operating profit					89,839

4. **Segment information** ***(Continued)***

Primary reporting format — Business Segment (Continued)

The segment results for the six months ended 30th June 2005 are as follows:

	Television Advertising	Film and TV Dramas	Others	Unallocated Expenses	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	19,384	1,387	262	4,486	25,519
Segment results	(1,215)	(43)	(1,062)	(4,491)	(6,811)
Preference dividend income					2,906
Unrealized holding profit on short-term investment					2,500
Net gain on dilution of interest in an associated company					12,744
Operating profit					11,339

4. **Segment information** *(Continued)*

Primary reporting format — Business Segment (Continued)

Other segment terms included in the income statement are as follows:

	Six months ended 30th June 2006			
	Television Advertising	**Film and TV Dramas**	**Others**	**Group**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***
Depreciation	**213**	**143**	**156**	**512**
Amortization	**13,596**	**81,349**	**–**	**94,945**

	Six months ended 30th June 2005			
	Television Advertising	Film and TV Dramas	Others	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Depreciation	—	—	154	154

There are no sales or other transactions between the business segments. Unallocated costs represent corporate expenses.

The segment assets and liabilities at 30th June 2006 and capital expenditure for the six months then ended are as follows:

	Television Advertising	**Film and TV Dramas**	**Others**	**Unallocated**	**Group**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Assets	1,036,844	306,607	17,557	104,094	1,465,102
Investment in a jointly controlled entity					
— current					67,380
— *non-current*					65,703
Total assets					1,598,185
Total liabilities	(992,985)	(55,162)	(640)	(4,287)	(1,053,074)

4. Segment information *(Continued)*

Primary reporting format — Business Segment (Continued)

The segment assets and liabilities at 31st December 2005 and capital expenditure for the six months ended 30th June 2006 are as follows:

	Television Advertising	Film and TV Dramas	Others	Unallocated	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets	—	277,852	21,098	90,584	389,534
Investment in a jointly controlled entity					
— current					67,691
— non-current					56,130
Investment in associated companies					19,663
Total assets					533,018
Total liabilities	—	(23,440)	(727)	(82,003)	(106,170)

Segment assets consist primarily of tangible and intangible assets, other non-current assets, inventories, receivables and operating cash. They exclude deferred taxation, financial asset available for sale, investment in preference shares and preference dividend receivable, financial assets at fair value through profit and loss, and cash and cash equivalents for the corporate use.

Segment liabilities comprise operating liabilities including payable and accrued liabilities. They exclude items such as taxation and corporate borrowings.

Capital expenditure comprises additions to property plant and equipment and intangible assets, including additions resulting from acquisitions through business combination *(Note 21)*.

The Group's two business segments both operate in the PRC. No geographical segmental information is presented.

5. **Operating profit**

Operating profit is stated after charging the following:

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Depreciation	**512**	154
Amortization	**94,945**	—

6. **Staff costs**

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Wages and salaries	**8,205**	2,968
Contributions to defined contribution pension schemes	**172**	47
	8,377	3,015

7. **Finance costs**

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Interest expenses on:		
— Other loans	**348**	—
— Amount due to a fellow subsidiary		
— repayable within one year	**—**	517
	348	517
Notional non-cash interest accretion:		
— Convertible note	**1,970**	—
— Present value of pre-agreed periodic payments on exclusive advertising agency right *(Note 11)*	**23,735**	—
	25,705	—
	26,053	517

8. Taxation

Hong Kong and overseas profits tax has been provided at the rate of 17.5% (2005: 17.5%) and at the rates of taxation prevailing in the countries in which the Group operates respectively.

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Current income tax		
— Hong Kong profits tax	**—**	—
— Overseas taxation	**18,728**	650
Deferred income tax	**(4,838)**	—
	13,890	650

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the Hong Kong as follows:

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Profit before taxation	**263,322**	6,452
Calculated at a taxation rate of 17.5% (2005: 17.5%)	**46,081**	1,129
Effect of different rates in other countries	**8,657**	141
Income not subject to taxation	**(42,411)**	(3,407)
Expenses not deductible for taxation purposes	**3,554**	1,421
Utilization of previously unrecognised tax losses	**(1,991)**	—
Unrecognized tax losses	**—**	1,366
Taxation charge	**13,890**	650

9. Earnings per share

The calculation of basic earnings per share for the six months ended 30th June 2006 is based on the net profit attributable to shareholders of HK$250,755,000 (2005: net profit of HK$5,763,000) and the weighted average number of 10,423,428,885 (2005: 4,751,779,549) ordinary shares deemed to have been in issue during the period.

No diluted earnings per share for the current period under review was presented as there were no dilutive potential ordinary shares as at 30th June 2006. The diluted earnings per share for the six months ended 30th June 2005 was calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The amount for the six months ended 30th June 2005 was arrived at based on 4,751,779,549 ordinary shares which was the weighted average number of ordinary shares in issue during the period plus the weighted average number of 2,122,136,612 ordinary shares deemed to be issued if all outstanding convertible note had been converted into shares as at 1st January 2006.

10. Dividends

The directors do not recommend the payment of any dividend in respect of the six months ended 30th June 2006 (2005: nil).

11. Capital expenditure

(i) Property, plant and equipment

Six months ended 30th June 2006

	HK$'000
Opening net book amount 1st January 2006	**622**
Additions	**5,004**
Acquisition of subsidiary	**723**
Depreciation	**(512)**
Closing net book amount 30th June 2006	**5,837**

Six months ended 30th June 2005

	HK$'000
Opening net book amount 1st January 2005	2,520
Additions	186
Disposals	(1,960)
Depreciation	(154)
Closing net book amount 30th June 2005	592

11. **Capital expenditure *(Continued)***

(ii) Intangible assets

Six months ended 30th June 2006	Goodwill	Exclusive Advertising Agency Right	TV Programmes and film rights	TV Programmes and films production in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Opening net book amount					
1st January 2006	189,798	–	45,297	12,862	247,957
Addition	3,846	976,180	9,519	15,951	1,005,496
Amortization charge	–	(81,349)	(13,596)	–	(94,945)
Closing net book amount					
30th June 2006	193,644	894,831	41,220	28,813	1,158,508
At 30th June 2006					
Cost	193,644	976,180	60,081	28,813	1,258,718
Accumulated amortization and impairment	–	(81,349)	(18,861)	–	(100,210)
Net book amount	193,644	894,831	41,220	28,813	1,158,508

11. Capital expenditure *(Continued)*

(ii) Intangible assets (Continued)

Six months ended 30th June 2005	Goodwill	Exclusive Advertising Agency Right	TV Programmes and film rights	TV Programmes and films production in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Opening net book amount 1st January 2005	—	—	—	—	—
Addition	153,204	—	4,187	—	157,391
Closing net book amount 30th June 2005	153,204	—	4,187	—	157,391
At 30th June 2005					
Cost	153,204	—	4,187	—	157,391
Accumulated amortization and impairment	—	—	—	—	—
Net book amount	153,204	—	4,187	—	157,391

11. Capital expenditure *(Continued)*

(ii) Intangible assets (Continued)

During the first half of 2006, Beijing Hua Yi Qian Si Advertising Company Limited* ("Qiansi"), a wholly-owned subsidiary of the Group, has entered into an exclusive advertising agency agreement ("Agreement") with Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.* ("Travel TV"), an associated company of a jointly controlled entity of the Group. Under the Agreement, Qiansi has been granted an exclusive right to sell all of the advertising resources of Travel TV in the period of up to six years since 1st January 2006. In return Qiansi has agreed to make pre-agreed monthly payments to Travel TV during the same period. Pre-agreed annual payment under the Agreement ranged from RMB180 million to RMB207 million.

The Group considers the exclusive advertising agency right to be an intangible asset representing the right to sell Travel TV's advertising resources. The capitalized present value of pre-agreed periodic payments to be made in subsequent years are capitalised and disclosed as intangible assets in the consolidated balance sheet, and those pre-agreed periodic payments constitute a contractual obligation to deliver cash and hence are considered a financial liability. The exclusive advertising agency right is amortised on a straight-line basis from the effective date of the right over the remaining licence period and are stated net of accumulated amortization. Interest accrued on the present value of pre-agreed periodic payments is charged to interest expense in the consolidated income statement.

(*) Chinese name translated to English is for identification purpose only.

12. Interests in associated companies

The Group's interests in the ordinary shares of DVN (Holdings) Limited were reclassified as financial assets at fair value through profit or loss during the period under review. These ordinary shares were distributed to the Company's shareholders during the period *(see Note 10)*.

Particulars of the Group's significant associated companies as of 30th June 2006 are as follows:

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ preference share/ registered capital	Effective Interest held indirectly	Principal activities and place of operation
北京電發網博科技有限公司	People's Republic of China	RMB5,000,000	35.00%	Provision of IP telephone services

13. Interests in a jointly controlled entity and amount due from a jointly controlled entity and its subsidiaries

The Company has a 50% interest in a jointly controlled entity, Asia Union Film and Media, an unlisted company incorporated in the PRC, which provides investment in television programmes and film rights in the PRC.

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Share of net assets	**(3,098)**	(11,672)
Loan to a jointly controlled entity	**68,801**	67,802
	65,703	56,130

The loan to a jointly controlled entity is unsecured, interest bearing at prevailing market rates and not repayable in the coming twelve months.

The amount due from a jointly controlled entity and its subsidiaries is unsecured, interest bearing at prevailing market rates and repayable on demand.

13. Interests in a jointly controlled entity and amount due from a jointly controlled entity and its subsidiaries *(Continued)*

The consolidated accounts of the jointly controlled entity were as follows:

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Assets:		
Non-current assets	**281,781**	280,444
Current assets	**40,769**	66,541
	322,550	346,985
Liabilities:		
Current liabilities	**(194,078)**	(303,935)
Long-term liabilities	**(212,613)**	(143,329)
	(406,691)	(447,264)
Net liabilities	**(84,141)**	(100,279)

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Income	**37,205**	10,960
Expenses	**(19,713)**	(12,565)
Profit/(loss) for the period	**17,492**	(1,605)

13. Interests in a jointly controlled entity and amount due from a jointly controlled entity and its subsidiaries *(Continued)*

The principal jointly controlled entity companies at 30th June 2006 are as follows:

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ preference share/ registered capital	Effective Interest held indirectly	Principal activities and place of operation
AUFM Group				
Asia Union Film and Media (*)	People's Republic of China, limited liability company	RMB120,000,000	50%	Investment in Television drama and film production and advertising production, in the PRC
Hai Nan Haishi Tourist Satellite TV Media Co., Ltd. (*)	People's Republic of China, limited liability company	RMB115,963,100	24.01%	Production of television programmes (other than news) for a satellite television channel in Hainan province of the PRC
Beijing Ying Shi Film & Television Art Limited Liability Company (*)	People's Republic of China, limited liability company	RMB500,000	29.40%	Television drama production, the PRC
Beijing Hua Yi Shan He Shui Advertising Company Limited (*)	People's Republic of China, limited liability company	RMB1,020,000	24.99%	Advertisement production, the PRC

(*) *Chinese name translated to English is for identification purpose only.*

14. Investment in preference shares and preference dividends receivable

At 30th June 2006, the Group held 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited. These preference shares are exchangeable, after adjustment, to approximately 28,147,700 ordinary shares of DVN (Holdings) Limited, a listed company, at an adjusted conversion price of HK$4.13 per share, and are subject to adjustment. Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year.

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Investment in preference shares are split into:		
— Available-for-sale portion	**47,449**	48,750
— Derivative portion	**9,991**	14,828
	57,440	63,578

Dividends receivable represents cumulative preference shares dividend outstanding from DVN (Group) Limited.

15. Trade receivables

At 30th June 2006, the ageing analysis of the trade receivables is as follows:

	0-3 months	**4-6 months**	**Over 6 months**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30th June 2006	**105,921**	**1,932**	**–**	**107,853**
Balance at 31st December 2005	1,091	86	—	1,177

15. Trade receivables ***(Continued)***

The Group generally requires customers to pay in advance, but grants a credit period of 30 days to 90 days to some customers.

Included in the trade receivables were:

(i) an amount due from an associated company of a jointly controlled entity of approximately HK$42,972,000, which arose from the sale of advertising resources to the associated company of the jointly controlled entity.

(ii) an amount due from a related party of approximately HK$20,556,000, which arose from the sale of TV dramas to the related party.

There is no concentration of credit risk with respect to trade receivables because the Group has a large number of customers.

16. Trade payables

At 30th June 2006, the ageing analysis of the trade payables is as follows:

	0-3 months	**4-6 months**	**Over 6 months**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30th June 2006	**344**	**–**	**486**	**830**
Balance at 31st December 2005	—	1	33	34

17. Convertible note

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Liability portion of issued convertible note		
— Principal amounts	**74,001**	74,001
— Accumulated interest accretion	**5,039**	3,069
	79,040	77,070
Equity portion of issued convertible note	**29,984**	29,984
	109,024	107,054
Conversion of convertible note	**(109,024)**	—
	—	107,054

The convertible note is redeemable and interest bearing at the Hong Kong prime lending rate after 5 years from the date of issue. The convertible note has a conversion rate of HK$0.049 per share and is fully convertible in whole or in part. Further detail of the convertible note is set out in the Company's circular dated 13th May 2005.

The convertible note has been fully converted into 2,122,136,612 ordinary shares of the Company on 18th May 2006.

In September 2006, it was determined that the audited net profit of Anglo Alliance Co., Ltd and its subsidiaries ("Anglo Alliance Group") for the 12-month period commencing from the completion date (i.e. 31st May 2005) was approximately HK$57,115,000. Accordingly, the total consideration for the acquisition of Anglo Alliance Group shall be approximately HK$524 million. The unsatisfied portion of approximately HK$157 million will be satisfied by issuing a Second Tranche Convertible Note which could be converted into 3,202,234,673 ordinary shares at a conversion price of $0.049 per share on the date of issue.

18. Share capital

	Number of ordinary shares of HK$0.01 each		Number of preference shares of HK$0.01 each		Amount
	No. of shares		No. of shares		
	'000	*HK$'000*	*'000*	*HK$'000*	*HK$'000*
Authorized:					
At 30th June 2006/ 31st December 2005	30,000,000	300,000	240,760	2,408	302,408
Issued and fully paid:					
At 1st January 2006	9,916,474	99,165	—	—	99,165
Conversion of convertible note	2,122,137	21,221	—	—	21,221
At 30th June 2006	12,038,611	120,386	—	—	120,386

Ordinary Shares/Convertible Note

The convertible note was redeemable and interest bearing at the Hong Kong prime lending rate after 5 years from the date of issue. The convertible note had a conversion rate of HK$0.049 per share and could be fully convertible in whole or in part.

On 18th May 2006, the convertible note was fully converted into 2,122,136,612 ordinary shares of the Company.

Share Option

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30th July 2002, the Company can grant options to Qualified Persons (as defined in the Option Scheme) for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue.

18. **Share capital *(Continued)***

Share Option (Continued)

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in Stock Exchange's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

Share options as at 30th June 2006:

Date of share options granted	Number of share options outstanding as at 1st January 2006	Number of share options granted during the period	Number of share options cancelled/ lapsed during the period	Number of share options outstanding as at 30th June 2006	Exercise period	Exercise price per share
						HK$
1/12/2004	277,400,000	—	—	277,400,000	1/1/2005 to 31/12/2009	0.054
	277,400,000	—	—	277,400,000		

There were no share options granted under the Option Scheme during the period. As at 30th June 2006, there were 277,400,000 share option granted to employees (excluding directors) remained outstanding and yet been exercised. Such share options were granted on 1st December 2004 and have an exercised price of HK$0.054. These options can be exercised during the period from 1st January 2005 to 31st December 2009. Pursuant to a resolution passed on the annual general meeting of the Company, dated 30th June 2005, the Company can grant up to 991,647,402 share options to the Qualified Persons.

19. Commitments

At 30th June 2006, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Land and building:		
Not later than one year	**342**	577
Later than one year and not later than five years	**—**	50
	342	627
Equipment:		
Not later than one year	**14**	14
Later than one year and not later than five years	**49**	56
	63	70

20. Related party transactions

Saved as disclosed elsewhere in this condensed consolidated accounts, significant transactions with related parties during the period are as follows:

	Six months ended 30th June	
	2006	2005
	HK$'000	*HK$'000*
Dividend income from an associated company	**3,683**	2,906
Purchase of film rights from a jointly controlled entity	**1,000**	4,486
Sale of advertising resources to an associated company of a jointly controlled entity	**45,000**	—
Interest income from a jointly controlled entity	**4,171**	—
Purchase of property plant and equipment from a jointly controlled entity	**2,021**	—

Included in the prepayment, deposits and other receivables was an amount due from a related party of approximately HK$6,317,000, which was unsecured, non-interest bearing and repayable on demand.

21. Business combination

On 1st January 2006, the Group has acquired 100% equity interest in Qiansi, a company that principally engaged in the sale of television advertisements, for a cash consideration of approximately HK$2,673,000. Qiansi was 60% owned by a jointly controlled entity of the Group prior to the acquisition.

Details of net assets acquired and goodwill are as follows:

Purchase consideration — cash paid	2,673
Fair value of net identifiable liabilities acquired (see below)	(1,173)
Goodwill *(Note 11)*	3,846

The goodwill is attributable to the future expected profitability of the acquired business and the significant synergies expected to arise after the reorganisation.

21. Business combination ***(Continued)***

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount	**Preliminary fair value**
Cash and cash equivalents	**1,589**	1,589
Property, plant and equipment	**723**	723
Receivables	**36,914**	36,914
Payables	**(40,399)**	(40,399)
Net identifiable liabilities acquired	**(1,173)**	(1,173)
Outflow of cash to acquire business, net of cash acquired:		
— cash consideration		2,673
— cash and cash equivalents in subsidiary acquired		(1,589)
Cash outflow on acquisition		1,084

SUPPLEMENTARY INFORMATION

Purchase, sale or redemption of shares

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Directors' and chief executives' interests in the shares, underlying shares and debentures of the company or any associated corporation

At 30th June 2006, the interests of the directors and chief executive in the shares, warrants and options of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), were as follows:

Long positions in ordinary shares of the Company as at 30th June 2006:

		Number of ordinary shares of HK$0.01 each		
Names	*Notes*	**Personal interests**	**Family interests**	**Corporate interests**
Mr. Ko Chun Shun, Johnson ("Mr. Ko")	*(i), (ii)*	5,187,347,483	—	1,000,437,150
Mr. Dong Ping		2,700,000,000	—	—

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% *direct interest* in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) Mr. Ko also holds derivative interests of a maximum of 3,741,496,591 ordinary shares of the Company, upon the conversion of the Second Tranche Convertible Note (as defined in the Circular of the Company dated 13th May 2005 ("Circular")) to be issued upon certain conditions are fulfilled (please refer to the Circular for details).

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company, as at 30th June 2006, none of the directors, the chief executives (including their spouses and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company and any of its associated corporations (within the meaning of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code).

Substantial shareholders' interests and short positions in the shares and underlying shares of the company

As at 30th June 2006, save as disclosed under the section "Directors' and Chief Executives' interests in Shares, Underlying Shares and Debentures of the Company or any Associate Corporation" above, no other person had registered any substantial shareholders' interests, being 5% or more of the Company's issued share capital under Section 336 of the SFO.

Directors' right to acquire shares

As at 30th June 2006, save as disclosed under the section "Directors' and Chief Executives' interests in Shares, Underlying Shares and Debentures of the Company or any Associate Corporation" above and in the section "Share Options" below, at no time during the period were rights to acquire benefits by means of acquisition of shares in the Company granted to any director, or his of her respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries or fellow subsidiaries, a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Share options

Please refer to note 18 to the condensed consolidated accounts for details of the share options of the Company.

Corporate governance

None of the directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not, in compliance with the Code of Corporate Governance Practice (the "CG Code") as set out in Appendix 14 of the Listing Rules at any time during the six-month period ended 30th June 2006.

Model code for securities transactions by directors

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. Upon enquiry by the Company, all Directors of the Company have confirmed that they have complied with the required standards set out in the Model Code throughout the six months ended 30th June, 2006.

Audit committee

The Audit Committee comprises of three Independent Non-executive Directors, Mr. Wilton Timothy Carr Ingram, Mr. Kin Yuen and Dr. Wong Yau Kar. Mr. Ingram is the chairman of the Audit Committee. The Audit Committee has adopted terms of reference which are in line with the Code of Best Practice and the Corporate Governance Code. The Group's unaudited condensed consolidated accounts for the six months ended 30th June 2006 have been reviewed by the Audit Committee, who is of the opinion that such statements comply with the applicable accounting standard and legal requirements, and that adequate disclosures have been made.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our gratitude and appreciation to all management and staff members for their dedication, contributions and hard work for the period.

By Order of the Board
Dong Ping
Chairman

股份代號 0419

2006

中期報告

公司資料

董事會

主席
董平先生

執行董事
高振順先生

非執行董事
蔡東豪先生

獨立非執行董事
Wilton Timothy Carr Ingram先生
黃友嘉博士
袁健先生

公司秘書

陳錦坤先生

核數師

羅兵咸永道會計師事務所
執業會計師

往來銀行

恒生銀行

律師

麥堅時律師行

註冊辦事處

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

香港主要營業地點

香港
金鐘
夏慤道16號
遠東金融中心4306-07室

香港股份過戶登記處

登捷時有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心
26樓

網站

www.aunewmedia.com

目錄

董事會謹此提呈本集團截至二零零六年六月三十日止六個月之中期報告及簡明賬目。本集團截至二零零六年六月三十日止六個月之綜合收益表、綜合現金流轉表及綜合權益變動表以及本集團於二零零六年六月三十日之綜合資產負債表均為未經審核及簡明，惟已由本公司之審核委員會審閱，且連同經選定之説明附註載於本報告第10至40頁。

管理層討論及分析

業績

於截至二零零六年六月三十日止六個月，本集團之銷售額由二零零五年同期之25,519,000港元增加6.8倍至197,940,000港元。股東應佔溢利由去年同期錄得之5,763,000港元上升至250,755,000港元。回顧期內之表現主要因中國媒體及廣告業務創出令人鼓舞之業績，加上按公平值列賬並在損益處理之財務資產(主要為本集團曾經持有之天地數碼(控股)有限公司(「天地數碼」)(股份代號：0500)普通股)之一次性公平值收益而達致。

業務回顧

於截至二零零六年六月三十日止六個月，本集團之業績充分顯示其業務一直不斷發展，並已建立一個達致重大增長之平台，務求讓本集團未來於中國媒體市場擴展業務。

於本集團在二零零五年五月收購Anglo Alliance Co., Ltd.(「Anglo Alliance」，其主要資產為於北京保利華億傳媒文化有限公司(「保利華億」)之50%間接權益)後，中國媒體及廣告業務已全面為本集團截至二零零六年六月三十日止六個月之表現作出貢獻。保利華億作為中國媒體行業之最大參與者之一，其從事多項媒體相關業務，包括製作電視劇、電影製作投資、廣告代理及為中國衛星電視頻道製作內容。

鑑於本集團改變其主要業務及進一步集中於其增長方向，本集團之執行董事董平先生已獲委任為董事會主席。董先生為保利華億之創辦人之一，彼於中國媒體行業具備廣泛經驗、知識及聯繫。憑藉董先生之知識及專業才能，本集團相信，彼將可引領本集團於中國媒體行業創出一番新景象。

為全力於中國擴展其高增長媒體業務及報答股東支持，本集團亦於期內向其股東分派其持有之全部天地數碼普通股。

中國媒體及廣告業務

於回顧期內，本集團之新業務重心 — 中國媒體及廣告業務 — 已成為本集團之主要貢獻業務。本集團主要分為兩個業務分部 — 電視廣告以及電影及電視劇 — 其各自於回顧期之收入為133,731,000港元及60,174,000港元，分別佔本集團總銷售額68%及30%。

憑藉電視廣告行業不斷向上增長，「旅遊衛視」已成為本集團之經營重點。作為遍及國內31個省份衛星電視頻道之一，旅遊衛視足以把握內地觀眾對旅遊、生活品味及娛樂專題節目日益增長之需求。旅遊衛視覆蓋中國90%之主要城市，觀眾人數合共超過300,000,000名。為進一步滿足觀眾之多種需要，旅遊衛視於二零零六年一月九日進行重要改革。改革形式推出煥然一新、包羅萬有之內容，包括分為寫實、綜合、時裝及旅遊四個類別，合共製作35個專題節目，成功吸引及打動觀眾。旅遊衛視亦將其觀眾層面轉移至較高教育水平、收入及消費之一群。有賴旅遊衛視之獨特定位及別具特色之節目，旅遊衛視於二零零六年六

月榮獲綜藝週刊選為「中國七大最受注目衛星電視頻道」之一。於回顧期內，旅遊衛視成功購入Discovery Channel及ESPN多個節目之播映權，進一步擴大頻道之觀眾層面及節目類別。

上述所有改革努力提升了旅遊衛視之表現。根據CVSC-TNS Research之統計數字，以收視率計算，旅遊衛視於中國全部衛星電視頻道中排名首20位。平均觀眾人數由二零零四年及二零零五年分別100,000名及120,000名上升至二零零六年上半年超過200,000名。此外，以觀眾欣賞指數計算，旅遊衛視於中國全部衛星電視頻道中由二零零六年第一季排名第22位大幅躍升至第二季排名第15位。

於二零零六年上半年，本集團透過其全資附屬公司北京華億千思廣告有限公司(「千思」)與海南海視旅遊衛視傳媒有限責任公司(「海南海視」)訂立獨家廣告代理協議，據此，千思將為海南海視經營之旅遊衛視之所有廣告之獨家廣告代理，為期六年，直至二零一一年十二月三十一日止，並可享有所有產生之收入。本集團相信，廣告協議將為集團未來提供一個穩定及持續之收入來源，並為本集團開拓電視廣告行業不斷增長之重要渠道。千思於二零零六年上半年實現廣告收入133,731,000港元，當中客戶包括汽車、高檔消費品、電訊、時裝等不同業務範疇之跨國公司。

根據中國國家廣播電影電視總局之統計數字，中國之電視廣告總收入由二零零三年約人民幣326億元急升至二零零四年約人民幣394億元及二零零五年約人民

幣469億元，複合年增長率為20%。ACNielsen之估計數字亦預測，中國之廣告市場將於二零零六年擴大29.7%，而二零零五年則為19.4%。比較其他已發展國家而言，中國之廣告開支相對中國之整體國內生產總值仍然偏低。因此，本集團相信，中國廣告行業之增長潛力龐大，而即將舉行多項盛事(如二零零八年北京奧運會)將進一步加強有關潛力。

此外，本集團亦不斷於中國及海外市場物色製作及發行電視連續劇及電影所產生之商機。因此，於回顧期內，本集團製作及發行由蜚聲國際之女演員章子怡主演之「茉莉花開」，並於中國及海外發行其他中國電影及電視劇，為本集團帶來總收入約60,174,000港元。展望未來，本集團將繼續發掘投資於電影巨片及受歡迎電視節目之商機。

鑑於本集團於二零零五年二月就收購Anglo Allliance與高振順先生(「高先生」)訂立之協議，視乎Anglo Alliance於完成收購後十二個月之經審核純利而定，本集團可能須向高先生支付最多約達183,300,000港元之進一步代價。由於Anglo Alliance於收購後全年均已作出貢獻，而經審核純利乘以9.167(為根據協議項下價格調整機制所採納之市盈率)高出約366,700,000港元之基本代價，故本集團已同意向高先生支付額外代價約156,900,000港元，方式為按兑換價每股股份0.049港元發行可兑換為3,202,234,673股本公司普通股之可換股債券。董事認為，成功收購乃符合本集團及股東之整體利益。

預計媒體行業及中國經濟均會蓬勃增長，本集團認為其媒體及廣告業務之前景秀麗。

數碼廣播投資

為全力於中國擴展其高增長媒體及廣告業務以及報答股東支持，董事決定向本公司股東分派其持有之全部天地數碼普通股。鑑於天地數碼之數碼廣播業務脫離本集團於中國之核心媒體及廣告業務，分派其天地數碼股份之決定乃本集團之策略行動，藉此將本集團資源集中於發展具備龐大商機之中國媒體及廣告業務。本集團相信，此行動不但鞏固其於中國媒體行業之地位及協助投資社群更清楚瞭解其業務模式，亦可讓本集團以合理回報變現其投資，並加強其營運資金狀況。

證券買賣

於二零零六年上半年，香港經濟持續增長動力。鑑於營商環境及市場氣氛有所改善，證券買賣之表現持續提高。於回顧期內，證券買賣產生之溢利約為3,700,000港元。

通訊及家居影音部門

鑑於本集團需要在策略上將注意力轉向中國媒體市場，管理層現正檢討業務經營，務求訂立配合本集團之新核心業務之長遠策略。於回顧期內，此分部對本集團貢獻偏低。

前景

於二零零六年七月，本集團正式更改其名稱為華億新媒體（集團）有限公司。展望未來，本集團認為，就獨家廣告代理協議而產生的旅遊衛視之廣告收入將為本集團業務之主要貢獻者。旅遊衛視將以其獨特定位成為吸引高檔廣告客戶之理想平台。

除廣告收入外，本集團亦積極物色將業務多元化之機會，並致力發掘將其業務擴充至互動電視及媒體娛樂增值服務（如互動短訊服務、互動遊戲節目及互動購物等）之機會。本集團相信，有關潛在發展將推動其於中國之媒體及廣告業務之增長，並進一步成為本集團之額外收入來源。

憑藉完善業務架構、豐富內容組合及龐大業務藍本，本集團已整裝待發，把握即將於中國舉行之國際盛事 — 包括二零零八年北京奧運會及二零一一年上海世界博覽會 — 所產生之商機。

最後，本集團亦將在強大核心媒體業務之基礎上，透過建立一個包含電影及電視製作之均衡組合，致力將其業務多元化，從而強化其收入及資產基礎。

財務回顧

截至二零零六年六月三十日止六個月，本集團錄得銷售額約197,940,000港元（二零零五年：25,519,000港元），較去年同期增加6.8倍。毛利增加65倍至約102,408,000港元（二零零五年：1,553,000港元）。

本集團錄得經營溢利約89,839,000港元(二零零五年：11,339,000港元)，較去年同期上升6.9倍。本期間本公司股東應佔溢利約為250,755,000港元(二零零五年：5,763,000港元)。不包括本期間按公平值列賬並在損益處理之財務資產之一次性公平值收益約184,799,000港元，本公司股東應佔溢利較去年同期上升10倍。

流動資金及財務資源

於二零零六年六月三十日，本集團持有之現金存款約為23,914,000港元，較二零零五年十二月三十一日增加54%，乃主要由於期內中國媒體及廣告業務之表現強勁所致。流動比率由二零零五年十二月三十一日之4.46下跌至二零零六年六月三十日之1.00。資本負債比率(即長期負債與淨值之比率)由二零零五年十二月三十一日之0.18上升至二零零六年六月三十日之1.36。

本集團主要於中國經營，並面對人民幣貨幣所產生主要與港元有關之外匯風險。期內之所有借貸均按市場利率計算。於二零零六年六月三十日，除未償還短期借貸約6,407,000港元外，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零六年六月三十日，本集團並無抵押或質押任何資產。

所持重大投資

於二零零五年五月，本集團已收購Anglo Alliance之全部股權。Anglo Alliance間接持有保利華億之約50%註冊資本。保利華億從事多項媒體相關業務，包括於國內製作電視劇、投資於電影製作、廣告代理及衛星電視頻道之內容製作。

此項收購之總代價落實約為524,000,000港元。此項收購之詳情已於本公司於二零零五年五月十三日刊發之通函中披露。

除簡明綜合賬目附註21所披露者外,本集團於回顧期內並無進行任何重大收購或出售。

資本結構

本集團主要倚賴其內部產生現金流量及短期借貸應付其營運所需。於二零零六年六月三十日,本集團之未償還短期借貸約為6,407,000港元。

於回顧期內,本公司已於高先生兌換所持之可換股票據時發行2,122,136,612股新普通股。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

於二零零六年六月三十日,本集團共有11名香港全職僱員及約129名中國僱員。本集團為銷售部門及非銷售部門之僱員訂有不同之薪酬計劃。銷售人員之薪酬會根據目標盈利之方式計算,包括薪金及銷售佣金。非銷售部門之人員則會獲取月薪,而本集團會不時作出檢討並根據表現而作出調整。除薪金外,本集團為員工提供之福利包括醫療保險、員工公積金供款及酌情培訓津貼。本集團亦會視乎本集團之業績表現而酌情給予購股權及花紅。

簡明綜合收益表

截至二零零六年六月三十日止六個月

		截至六月三十日止六個月	
		二零零六年 (未經審核)	二零零五年 (未經審核)
	附註	*千港元*	*千港元*
銷售額		**197,940**	25,519
銷售成本		**(95,532)**	(23,966)
毛利		**102,408**	1,553
其他收益		**8,240**	3,765
分銷費用		**(6,712)**	(701)
行政費用		**(15,965)**	(8,556)
持有短期投資之未變現溢利		**3,145**	2,500
攤薄聯營公司權益之收益淨額		**—**	12,744
其他經營(費用)／收入		**(1,277)**	34
經營溢利	*5*	**89,839**	11,339
融資費用	*7*	**(26,053)**	(517)
按公平值列賬並在損益處理之 財務資產之公平值收益		**184,799**	—
分佔共同控制企業之溢利		**8,747**	—
分佔聯營公司之溢利／(虧損)		**5,990**	(4,370)
除税前溢利		**263,322**	6,452
税項	*8*	**(13,890)**	(650)
期內溢利		**249,432**	5,802
下列者應佔：			
本公司股權持有人		**250,755**	5,763
少數股東權益		**(1,323)**	39
		249,432	5,802
本公司股權持有人應佔溢利之 每股盈利，以每股仙列值			
— 基本	*9*	**2.41港仙**	0.12港仙
— 攤薄	*9*	**不適用**	0.08港仙

第15至40頁之附註組成本簡明中期財務資料之完整部份。

簡明綜合資產負債表

於二零零六年六月三十日

	附註	二零零六年六月三十日（未經審核）千港元	二零零五年十二月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備	11	**5,837**	622
無形資產	11	**1,158,508**	247,957
於聯營公司之權益	12	**—**	19,663
於共同控制企業之權益	13	**65,703**	56,130
可供出售財務資產		**360**	360
應收優先股股息 — 非流動部份	14	**—**	14,896
投資於優先股	14	**57,440**	63,578
		1,287,848	403,206
流動資產			
存貨		**223**	10
應收賬款	15	**107,853**	1,177
應收共同控制企業及其附屬公司款項	13	**67,380**	67,691
應收優先股股息 — 流動部份	14	**25,516**	7,680
按公平值列賬並在損益處理之財務資產		**13,345**	12,000
預付款項、按金及其他應收款項		**67,268**	25,706
遞延税項資產		**4,838**	—
現金及現金等額		**23,914**	15,548
		310,337	129,812

	附註	二零零六年六月三十日 (未經審核) 千港元	二零零五年十二月三十一日 (經審核) 千港元
流動負債			
應付賬款	16	**830**	34
稅項負債		**23,866**	1,968
其他應付款項及應計負債		**61,027**	12,340
應付代理費 — 流動	11	**217,802**	—
貸款		**6,407**	14,758
		309,932	29,100
流動資產淨值		**405**	100,712
資產總值減流動負債		**1,288,253**	503,918
非流動負債			
應付代理費 — 非流動	11	**743,142**	—
可換股票據	17	**—**	77,070
		743,142	77,070
資產淨值		**545,111**	426,848
權益			
本公司股權持有人應佔資本及儲備			
已發行股本	18	**120,386**	99,165
儲備		**424,675**	327,683
股東權益總額		**545,061**	426,848
少數股東權益		**50**	—
權益總額		**545,111**	426,848

第15至40頁之附註組成本簡明中期財務資料之完整部份。

簡明綜合現金流轉表

截至二零零六年六月三十日止六個月

	截至六月三十日止六個月	
	二零零六年（未經審核）	二零零五年（未經審核）
	千港元	*千港元*
來自經營業務之現金流入／（流出）淨額	**44,427**	(48,146)
來自投資活動之現金流出淨額	**(27,362)**	(7,141)
來自融資活動之現金（流出）／流入淨額	**(8,699)**	71,187
現金及現金等額之增加	**8,366**	15,900
於一月一日之現金及現金等額	**15,548**	14,152
於六月三十日之現金及現金等額	**23,914**	30,052

第15至40頁之附註組成本簡明中期財務資料之完整部份。

簡明綜合權益變動表

截至二零零六年六月三十日止六個月

	普通股本	股份溢價	合併儲備	公平值重估儲備	資本儲備	貨幣換算	於聯營公司之權益	累積虧絀	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零六年一月一日	**99,165**	**447,208**	**860,640**	**120**	**29,984**	**1,358**	**1,566**	**(1,013,193)**	**426,848**
實物股息 — 於天地數碼(控股)有限公司普通股之權益	**–**	**(209,640)**	**–**	**–**	**–**	**–**	**(1,566)**	**–**	**(211,206)**
兌換可換股票據	**21,221**	**87,803**	**–**	**–**	**(29,984)**	**–**	**–**	**–**	**79,040**
換算匯兌	**–**	**–**	**–**	**–**	**–**	**(376)**	**–**	**–**	**(376)**
期內純利	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**250,755**	**250,755**
於二零零六年六月三十日	**120,386**	**325,371**	**860,640**	**120**	**–**	**982**	**–**	**(762,438)**	**545,061**

	普通股本	優先股本	股份溢價	合併儲備	貨幣換算	累積虧絀	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零五年一月一日	32,743	2,408	172,353	860,640	(171)	(1,014,064)	53,909
發行股份	64,014	—	274,855	—	—	—	338,869
兌換股份	2,408	(2,408)	—	—	—	—	—
期內純利	—	—	—	—	—	5,763	5,763
於二零零五年六月三十日	99,165	—	447,208	860,640	(171)	(1,008,301)	398,541

第15至40頁之附註組成本簡明中期財務資料之完整部份。

簡明中期賬目附註

1. 一般資料

華億新媒體(集團)有限公司(前稱友利控股有限公司)(「本公司」)及其附屬公司(統稱「本集團」)主要從事電視廣告業務;以及電影及電視劇業務。本集團之業務主要位於中華人民共和國(「中國」)及香港。

本公司於二零零二年五月二十七日根據開曼群島公司法(二零零二年修訂本)(第22章)在開曼群島註冊成立為受豁免有限公司。本公司之註冊辦事處地址為Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands。

本公司之第一上市地為香港聯合交易所有限公司。

本簡明綜合中期財務資料已於二零零六年九月二十五日獲批准刊發。

2. 編製基準

本截至二零零六年六月三十日止六個月之簡明綜合中期財務資料乃按香港會計準則第34號「中期財務報告」而編製。本簡明綜合中期財務資料應與截至二零零五年十二月三十一日止年度之年度財務報表一併閱覽。

3. 會計政策

所採納之會計政策與截至二零零五年十二月三十一日止年度之年度財務報表所採納者（載於截至二零零五年十二月三十一日止年度之年度財務報表）一致。

以下新準則、準則修訂本及詮釋於截至二零零六年十二月三十一日止財政年度必須採納。

— 香港會計準則第19號修訂本「精算盈虧、集團計劃及披露」，於二零零六年一月一日或之後開始之年度期間生效。此項修訂不會對本集團政策構成重大影響；

— 香港會計準則第39號修訂本「公平值期權」修訂本，於二零零六年一月一日或之後開始之年度期間生效。此項修訂不會對本集團政策構成重大影響；

— 香港會計準則第21號修訂本「海外業務之淨投資」修訂本，於二零零六年一月一日或之後開始之年度期間生效。此項修訂不會對本集團政策構成重大影響；

— 香港會計準則第39號修訂本「預測集團內部交易之現金流量對沖會計處理方法」修訂本，於二零零六年一月一日或之後開始之年度期間生效。此項修訂不會對本集團政策構成重大影響；

— 香港會計準則第39號及香港財務報告準則第4號修訂本「財務擔保合約」修訂本，於二零零六年一月一日或之後開始之年度期間生效。此項修訂不會對本集團政策構成重大影響；

— 香港財務報告準則第6號「勘探及評估礦物資源」，於二零零六年一月一日或之後開始之年度期間生效。此項準則並不適用於本集團；

— 香港（國際財務報告詮釋委員會）— 詮釋第4號「釐定安排是否包含租約」，於二零零六年一月一日或之後開始之年度期間生效。本集團已審閱其合約。此項詮釋不會對本集團政策構成重大影響；

3. 會計政策（續）

— 香港（國際財務報告詮釋委員會）— 詮釋第5號「解除、恢復及環境復康基金所產生權益之權利」，於二零零六年一月一日或之後開始之年度期間生效。此項詮釋並不適用於本集團；及

— 香港（國際財務報告詮釋委員會）— 詮釋第6號「參與特定市場 — 廢料電力及電子設備所產生之負債」，於二零零五年十二月一日或之後開始之年度期間生效。此項詮釋並不適用於本集團。

以下新準則、準則修訂本及詮釋已頒佈，惟於二零零六年尚未生效及未獲提早採納：

— 香港（國際財務報告詮釋委員會）— 詮釋第7號「根據香港財務報告準則第29號應用重列法」，於二零零六年三月一日或之後開始之年度期間生效。管理層並不預期此項詮釋會對本集團政策構成重大影響；

— 香港（國際財務報告詮釋委員會）— 詮釋第8號「香港財務報告準則第2號之範圍」，於二零零六年五月一日或之後開始之年度期間生效。管理層並不預期此項詮釋會對本集團政策構成重大影響；

— 香港（國際財務報告詮釋委員會）— 詮釋第9號「重新評估內含衍生工具」，於二零零六年六月一日或之後開始之年度期間生效。管理層並不預期此項詮釋會對本集團政策構成重大影響；及

— 香港財務報告準則第7號「金融工具：披露」，於二零零七年一月一日或之後開始之年度期間生效，及香港會計準則第1號「資本披露修訂本」，於二零零七年一月一日或之後開始之年度期間生效。本集團已評估香港財務報告準則第7號及香港會計準則第1號修訂本所構成之影響，結論為主要之額外披露將為市場風險之敏感性分析及香港會計準則第1號修訂本所規定之資本披露。本集團將自二零零七年一月一日開始之年度期間應用香港財務報告準則第7號及香港會計準則第1號修訂本。

4. 分部資料

主要報告形式 — 業務分部

於二零零六年六月三十日，本集團合共有兩個主要業務分部：(i)電視廣告業務；及(ii)電影及電視劇業務。本集團其他業務主要包括家用影音器材及元件之零售貿易及分銷；提供互聯網電話及相關服務；及投資證券買賣。於回顧期內，該等業務並不作獨立項目報告。

截至二零零六年六月三十日止六個月之分部業績如下：

	電視廣告	電影及電視劇	其他	未分配開支	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	133,731	60,174	4,035	–	197,940
分部業績	50,289	41,229	424	(8,931)	83,011
優先股股息收入					3,683
持有短期投資之未變現溢利					3,145
經營溢利					89,839

4. 分部資料（續）

主要報告形式 — 業務分部（續）

截至二零零五年六月三十日止六個月之分部業績如下：

	電視廣告	電影及電視劇	其他	未分配開支	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	19,384	1,387	262	4,486	25,519
分部業績	(1,215)	(43)	(1,062)	(4,491)	(6,811)
優先股股息收入					2,906
持有短期投資之未變現溢利					2,500
攤薄聯營公司權益之收益淨額					12,744
經營溢利					11,339

4. 分部資料(續)

主要報告形式 — 業務分部(續)

計入收益表之其他分部項目如下：

	截至二零零六年六月三十日止六個月			
	電視廣告	電影及電視劇	其他	本集團
	千港元	*千港元*	*千港元*	*千港元*
折舊	**213**	**143**	**156**	**512**
攤銷	**13,596**	**81,349**	**—**	**94,945**

	截至二零零五年六月三十日止六個月			
	電視廣告	電影及電視劇	其他	本集團
	千港元	*千港元*	*千港元*	*千港元*
折舊	—	—	154	154

各業務分部間概無銷售活動或其他交易。未分配成本指公司開支。

於二零零六年六月三十日之分部資產及負債以及截至當日止六個月之資本開支如下：

	電視廣告	電影及電視劇	其他	未分配	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
資產	1,036,844	306,607	17,557	104,094	1,465,102
於共同控制企業之投資					
— 流動					67,380
— 非流動					65,703
總資產					1,598,185
總負債	(992,985)	(55,162)	(640)	(4,287)	(1,053,074)

4. 分部資料 *(續)*

主要報告形式 — 業務分部(續)

於二零零五年十二月三十一日之分部資產及負債以及截至二零零六年六月三十日止六個月之資本開支如下：

	電視廣告	電影及電視劇	其他	未分配	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
資產	—	277,852	21,098	90,584	389,534
於共同控制企業之投資					
— 流動					67,691
— 非流動					56,130
於聯營公司之投資					19,663
總資產					533,018
總負債	—	(23,440)	(727)	(82,003)	(106,170)

分部資產主要包括有形及無形資產、其他非流動資產、存貨、應收款項及營運現金，惟並不包括遞延稅項、可供出售財務資產、投資於優先股及應收優先股股息、按公平值列賬並在損益處理之財務資產以及可供企業使用之現金及現金等額。

分部負債包括營運負債，當中包括應付款項及應計負債，惟並不包括稅項及企業借貸等項目。

資本開支包括添置物業、廠房及設備以及無形資產，當中包括因透過業務合併而收購所作出之添置*(附註21)*。

本集團之兩個業務分部均於中國經營，故並無呈列地區分部資料。

5. 經營溢利

經營溢利已扣除下列各項：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
折舊	**512**	154
攤銷	**94,945**	—

6. 員工成本

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
工資及薪金	**8,205**	2,968
對定額供款退休金計劃之供款	**172**	47
	8,377	3,015

7. 融資費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
下列項目之利息開支：		
— 其他貸款	**348**	—
— 應付同系附屬公司款項		
— 須於一年內償還	**—**	517
	348	517
名義非現金利息：		
— 可換股票據	**1,970**	—
— 事先協定就獨家廣告代理權定期支付之款項現值 *(附註11)*	**23,735**	—
	25,705	—
	26,053	517

8. 税項

香港及海外利得税乃分別按17.5%(二零零五年：17.5%)税率及本集團業務所在國家之通行税率撥備。

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
即期所得税		
— 香港利得税	—	—
— 海外税項	**18,728**	650
遞延所得税	**(4,838)**	—
	13,890	650

本集團之除税前溢利之税項與使用香港税率所得出之理論金額之差異如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
除税前溢利	**263,322**	6,452
按17.5%(二零零五年：17.5%)之税率計算之税項	**46,081**	1,129
其他國家不同税率之影響	**8,657**	141
毋須納税之收入	**(42,411)**	(3,407)
不可扣税之開支	**3,554**	1,421
動用過往未獲確認之税務虧損	**(1,991)**	—
未獲確認之税務虧損	—	1,366
税項開支	**13,890**	650

9. 每股盈利

截至二零零六年六月三十日止六個月之每股基本盈利乃根據股東應佔純利250,755,000港元(二零零五年:純利5,763,000港元)及期內被視為已發行普通股之加權平均數10,423,428,885股(二零零五年:4,751,779,549股)計算。

由於於二零零六年六月三十日並無具攤薄影響之潛在普通股,故並無呈列本回顧期間之每股攤薄盈利。截至二零零五年六月三十日止六個月之每股攤薄盈利乃透過調整已發行普通股之加權平均數假設所有攤薄潛在普通股已進行轉換而計算。截至二零零五年六月三十日止六個月之數額乃根據4,751,779,549股普通股(即期內已發行普通股之加權平均數)加上倘所有尚未兌換之可換股票據已於二零零六年一月一日兌換為股份而被視為將予發行之2,122,136,612股普通股之加權平均數而達致。

10. 股息

董事不建議就截至二零零六年六月三十日止六個月派付任何股息(二零零五年:無)。

11. 資本開支

(i) ***物業、廠房及設備***

截至二零零六年六月三十日止六個月

	千港元
於二零零六年一月一日之期初賬面淨值	**622**
添置	**5,004**
收購附屬公司	**723**
折舊	**(512)**
於二零零六年六月三十日之期終賬面淨值	**5,837**

截至二零零五年六月三十日止六個月

	千港元
於二零零五年一月一日之期初賬面淨值	2,520
添置	186
出售	(1,960)
折舊	(154)
於二零零五年六月三十日之期終賬面淨值	592

11. 資本開支(續)

(ii) ***無形資產***

截至二零零六年六月三十日止六個月	商譽	獨家廣告代理權	電視節目及電影版權	製作中的電視節目及電影	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零六年一月一日之					
期初賬面淨值	189,798	–	45,297	12,862	247,957
添置	3,846	976,180	9,519	15,951	1,005,496
攤銷開支	–	(81,349)	(13,596)	–	(94,945)
於二零零六年六月三十日之					
期終賬面淨值	193,644	894,831	41,220	28,813	1,158,508
於二零零六年六月三十日					
成本	193,644	976,180	60,081	28,813	1,258,718
累積攤銷及減值	–	(81,349)	(18,861)	–	(100,210)
賬面淨值	193,644	894,831	41,220	28,813	1,158,508

11. 資本開支（續）

(ii) 無形資產（續）

截至二零零五年六月三十日止六個月	商譽	獨家廣告代理權	電視節目及電影版權	製作中的電視節目及電影	總計
	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日之期初賬面淨值	—	—	—	—	—
添置	153,204	—	4,187	—	157,391
於二零零五年六月三十日之期終賬面淨值	153,204	—	4,187	—	157,391
於二零零五年六月三十日					
成本	153,204	—	4,187	—	157,391
累積攤銷及減值	—	—	—	—	—
賬面淨值	153,204	—	4,187	—	157,391

11. 資本開支（續）

(ii) ***無形資產（續）***

於二零零六年上半年，本集團之全資附屬公司北京華億千思廣告有限公司（「千思」）與本集團之共同控制企業之聯營公司海南海視旅遊衛視傳媒有限責任公司（「海南海視」）訂立獨家廣告代理協議（「該協議」）。根據該協議，千思獲得出售海南海視全部廣告資源之獨家權利，自二零零六年一月一日起最多為期六年。千思則同意於同一期間每月向海南海視支付事先協定之款項。根據該協議，事先協定之每年款項介乎人民幣180,000,000元至人民幣207,000,000元。

本集團認為，獨家廣告代理權屬於代表可出售海南海視廣告資源之權利之無形資產。於其後年度作出之事先協定定期支付之款項之已資本化現值會於綜合資產負債表資本化及披露為無形資產，而該等事先協定定期支付之款項構成須交付現金之合約承擔，因此被視為財務負債。獨家廣告代理權乃以直線法自權利生效日期起於餘下特許期間內攤銷，並經扣除累積攤銷後入賬。事先協定定期支付之款項現值之應計利息自綜合收益表之利息開支扣除。

12. 於聯營公司之權益

於回顧期內，本集團於天地數碼(控股)有限公司普通股之權益重新分類為按公平值列賬並在損益處理之財務資產。該等普通股於期內分派予本公司股東(*見附註10*)。

本集團主要聯營公司於二零零六年六月三十日之詳情如下：

名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本面值	間接持有有效權益	主要業務及營業地點
北京億發網博科技有限公司	中華人民共和國	人民幣5,000,000元	35.00%	提供互聯網電話服務

13. 於共同控制企業之權益及應收共同控制企業及其附屬公司款項

本公司擁有共同控制企業北京保利華億傳媒文化有限公司50%權益，該公司為一家於中國註冊成立之非上市公司，於中國提供電視節目及電影版權投資。

	二零零六年六月三十日	二零零五年十二月三十一日
	千港元	*千港元*
分佔淨資產	**(3,098)**	(11,672)
向共同控制企業提供之貸款	**68,801**	67,802
	65,703	56,130

向共同控制企業提供之貸款為無抵押、按通行市場利率計息及毋須於未來十二個月內償還。

應收共同控制企業及其附屬公司款項為無抵押、按通行市場利率計息及須於要求時償還。

13. 於共同控制企業之權益及應收共同控制企業及其附屬公司款項（續）

共同控制企業之綜合賬目如下：

	二零零六年六月三十日	二零零五年十二月三十一日
	千港元	千港元
資產：		
非流動資產	**281,781**	280,444
流動資產	**40,769**	66,541
	322,550	346,985
負債：		
流動負債	**(194,078)**	(303,935)
長期負債	**(212,613)**	(143,329)
	(406,691)	(447,264)
負債淨額	**(84,141)**	(100,279)

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
收入	**37,205**	10,960
支出	**(19,713)**	(12,565)
期內溢利／（虧損）	**17,492**	(1,605)

13. 於共同控制企業之權益及應收共同控制企業及其附屬公司款項*(續)*

主要共同控制企業於二零零六年六月三十日之詳情如下：

名稱	註冊成立地點及法定地位	已發行普通股／優先股／註冊資本面值	間接持有有效權益	主要業務及營業地點
保利華億集團				
北京保利華億傳媒文化有限公司	中華人民共和國，有限責任公司	人民幣120,000,000元	50%	在中國投資於電視劇及電影製作及廣告製作
海南海視旅遊衛視傳媒有限責任公司	中華人民共和國，有限責任公司	人民幣115,963,100元	24.01%	在中國海南省為衛星電視頻道製作電視節目(新聞除外)
北京英氏影視藝術有限責任公司	中華人民共和國，有限責任公司	人民幣500,000元	29.40%	在中國製作電視劇
北京華億山和水廣告有限公司	中華人民共和國，有限責任公司	人民幣1,020,000元	24.99%	在中國從事廣告製作

14. 優先股投資及應收優先股股息

於二零零六年六月三十日，本集團持有15,000,000股天地數碼(集團)有限公司之無投票權可兑換優先股。經調整後，該等優先股可按經調整換股價每股4.13港元(可予調整)兑換為約28,147,700股上市公司天地數碼(控股)有限公司之普通股。每年優先股之固定累積現金股息按每股優先股面值以年率5%收取。

	二零零六年 六月三十日	二零零五年 十二月三十一日
	千港元	*千港元*
優先股投資分析為：		
— 可供出售部份	**47,449**	48,750
— 衍生工具部份	**9,991**	14,828
	57,440	63,578

應收股息指來自天地數碼(集團)有限公司之累積優先股股息。

15. 應收賬款

於二零零六年六月三十日，應收賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零六年六月三十日結餘	**105,921**	**1,932**	**–**	**107,853**
於二零零五年 十二月三十一日結餘	1,091	86	—	1,177

15. 應收賬款 *(續)*

本集團一般要求客戶預先付款，惟給予若干客戶30日至90日之信貸期。

應收賬款包括以下各項：

(i) 應收共同控制企業之聯營公司款項約42,972,000港元，乃由向共同控制企業之聯營公司出售廣告資源所產生。

(ii) 應收關連人士款項約20,556,000港元，乃由向關連人士出售電視劇所產生。

由於本集團之客戶眾多，故本集團有關應收賬款之信貸風險並無集中。

16. 應付賬款

於二零零六年六月三十日，應付賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零六年六月三十日結餘	**344**	**—**	**486**	**830**
於二零零五年十二月三十一日結餘	—	1	33	34

17. 可換股票據

	二零零六年 六月三十日	二零零五年 十二月三十一日
	千港元	*千港元*
已發行可換股票據之負債部份		
— 本金額	**74,001**	74,001
— 累積利息	**5,039**	3,069
	79,040	77,070
已發行可換股票據之權益部份	**29,984**	29,984
	109,024	107,054
兌換可換股票據	**(109,024)**	—
	—	107,054

可換股票據可予贖回，並於發行日期起5年後按香港最優惠貸款利率計息。可換股票據可按每股0.049港元之換股價作出全數或部份轉換。可換股票據之進一步詳情載於本公司於二零零五年五月十三日刊發之通函。

可換股票據已於二零零六年五月十八日全數轉換為2,122,136,612股本公司普通股。

於二零零六年九月，Anglo Alliance Co., Ltd及其附屬公司(「Anglo Alliance集團」)自完成日期(即二零零五年五月三十一日)起12個月期間之經審核純利獲釐定為約57,115,000港元。因此，收購Anglo Alliance集團之總代價須為約524,000,000港元。未支付款額約157,000,000港元將以發行第二批可換股票據(可於發行日期按換股價每股0.049港元兌換為3,202,234,673股普通股)之方式支付。

18. 股本

	每股面值0.01港元之普通股數目		每股面值0.01港元之優先股數目		數額
	股份數目		股份數目		
	千股	千港元	千股	千港元	千港元
法定：					
於二零零六年六月三十日／二零零五年十二月三十一日	30,000,000	300,000	240,760	2,408	302,408
已發行及繳足：					
於二零零六年一月一日	9,916,474	99,165	—	—	99,165
轉換可換股票據	2,122,137	21,221	—	—	21,221
於二零零六年六月三十日	12,038,611	120,386	—	—	120,386

普通股／可換股票據

可換股票據可予贖回，並於發行日期起5年後按香港最優惠貸款利率計息。可換股票據可按每股0.049港元之換股價作出全數或部份轉換。

於二零零六年五月十八日，可換股票據已全數轉換為2,122,136,612股本公司普通股。

購股權

根據本公司於二零零二年七月三十日採納為期十年之購股權計劃(「購股權計劃」)，本公司可向合資格人士(定義見購股權計劃)授出購股權，而合資格人士於每次獲授購股權時須向本公司支付1.00港元之代價。每名合資格人士於任何12個月期間內因行使獲授之購股權(包括已行使、已註銷及未行使之購股權)而發行及將發行之股份總數，不得超過當時已發行股份1%。

18. 股本(續)

購股權(續)

根據購股權計劃每份購股權之認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價;或(ii)緊接授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價;或(iii)本公司股份面值(以較高者為準)。購股權持有人毋須持有購股權一段最短時間亦可擁有有關權利或行使購股權,而購股權可於本公司董事會議定之購股權行使期內行使。

於二零零六年六月三十日之購股權:

授出購股權之日期	於二零零六年一月一日之未行使購股權數目	期內授出之購股權數目	期內已註銷/失效之購股權數目	於二零零六年六月三十日之未行使購股權數目	行使期	每股行使價
						港元
1/12/2004	277,400,000	—	—	277,400,000	1/1/2005至31/12/2009	0.054
	277,400,000	—	—	277,400,000		

期內,本公司並無根據購股權計劃授出任何購股權。截至二零零六年六月三十日,277,400,000份授予僱員(董事除外)之購股權尚未行使。該等購股權於二零零四年十二月一日授出,行使價為0.054港元。該等購股權可於二零零五年一月一日至二零零九年十二月三十一日期間行使。根據本公司於二零零五年六月三十日舉行之股東週年大會上通過之決議案,本公司可向合資格人士授出最多達991,647,402份購股權。

19. 承擔

於二零零六年六月三十日，本集團須就不可註銷營業租約於日後支付之最低租金總額如下：

	二零零六年六月三十日	二零零五年十二月三十一日
	千港元	*千港元*
土地及樓宇：		
於一年內到期	**342**	577
一年後但不超過五年	**—**	50
	342	627
設備：		
於一年內到期	**14**	14
一年後但不超過五年	**49**	56
	63	70

20. 關連人士交易

除本簡明綜合賬目其他部份所披露者外，期內與關連人士進行之重大交易如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	*千港元*
聯營公司股息收入	**3,683**	2,906
向共同控制企業購買電影版權	**1,000**	4,486
向共同控制企業之聯營公司出售廣告資源	**45,000**	—
共同控制企業利息收入	**4,171**	—
向共同控制企業購買物業、廠房及設備	**2,021**	—

預付款項、按金及其他應收款項包括應收關連人士款項約6,317,000港元，乃無抵押、免息及須於要求時償還。

21. 業務合併

於二零零六年一月一日，本集團收購千思(一間主要從事出售電視廣告業務之公司)之100%股本權益，現金代價約為人民幣2,673,000元。於收購前，千思由本集團共同控制企業擁有60%。

所收購資產淨值及商譽之詳情如下：

購買代價 — 已付現金	2,673
所收購可識別負債淨額之公平值(見下文)	(1,173)
商譽 *(附註11)*	3,846

商譽乃屬於所收購業務之未來預期盈利能力，預期重組後將出現明顯協同效益。

21. 業務合併(續)

收購產生之資產及負債如下：

	收購人之賬面值	初步公平值
現金及現金等額	**1,589**	1,589
物業、廠房及設備	**723**	723
應收款項	**36,914**	36,914
應付款項	**(40,399)**	(40,399)
所收購可識別負債淨額	**(1,173)**	(1,173)
收購業務之現金流出(扣除所取得現金)：		
— 現金代價		2,673
— 所收購附屬公司之現金及現金等額		(1,589)
收購之現金流出		1,084

補充資料

買賣或贖回股份

期內，本公司或其任何附屬公司並無買賣或贖回本公司任何股份。

董事及主要行政人員於本公司或任何相聯法團之股份、相關股份及債權證權益

依據本公司按證券及期貨條例(「證券及期貨條例」)第352條而設立之權益登記冊所示，或須根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載上市公司董事進行證券交易的標準守則(「標準守則」)須向本公司及香港聯合交易所有限公司(「聯交所」)知會者，於二零零六年六月三十日，各董事及主要行政人員擁有之本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、認股權證及購股權權益如下：

本公司於二零零六年六月三十日之普通股之好倉：

		每股面值0.01港元之普通股數目		
姓名	*附註*	**個人權益**	**家族權益**	**公司權益**
高振順先生(「高先生」)	*(i), (ii)*	5,187,347,483	—	1,000,437,150
董平先生		2,700,000,000	—	—

附註：

(i) Kwan Wing Holdings Limited（「Kwan Wing」）及其附屬公司Techral Holdings Limited（「Techral」）分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

(ii) 高先生亦於將於若干條件獲達成後發行之第二批可換股票據（定義見本公司於二零零五年五月十三日刊發之通函（「該通函」））獲兑換時持有最多3,741,496,591股本公司普通股之衍生權益（詳情請參閱該通函）。

除上文所披露者及除高先生作為本公司之信託持有附屬公司之若干名義股份外，董事、主要行政人員（包括彼等之配偶及十八歲以下子女）或彼等之聯繫人士於二零零六年六月三十日概無於本公司及其任何相聯法團（定義見證券及期貨條例）之股份有任何其他實益權益。

本公司主要股東於股份及相關股份之權益及淡倉

於二零零六年六月三十日，除上文「董事及主要行政人員於本公司或任何相聯法團之股份、相關股份及債權證權益」一節所披露者外，按照本公司根據證券及期貨條例第336條之規定所登記，概無任何其他人士擁有本公司已發行股本5%或以上之任何主要股東權益。

董事收購股份之權利

於二零零六年六月三十日，除上文「董事及主要行政人員於本公司或任何相聯法團之股份、相關股份及債權證權益」一節及下文「購股權」一節所披露者外，於期內任何時間概無授予任何董事或彼等各自之配偶或未成年子女透過收購本公司股份以獲得利益之權利，或有該等權利由彼等行使；而本公司或其任何控股公司、附屬公司或同系附屬公司亦概無訂立任何安排，以致董事可從任何其他公司實體獲得該等權利。

購股權

本公司購股權之詳情請參閱簡明綜合賬目附註18。

企業管治

本公司董事並不知悉有任何資料可合理顯示本集團並無或於截至二零零六年六月三十日止六個月期間內任何時間曾不遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。經本公司作出查詢後，本公司全體董事均已確認彼等於截至二零零六年六月三十日止六個月內一直遵守標準守則所載之規定標準。

審核委員會

審核委員會由三名獨立非執行董事組成，分別為Wilton Timothy Carr Ingram先生、袁健先生及黃友嘉博士。Ingram先生為審核委員會主席。審核委員會已採納根據最佳應用守則及企業管治守則訂定之職權範圍。本集團截至二零零六年六月三十日止六個月之未經審核簡明綜合賬目已由審核委員會審閱，而審核委員會認為該等報表符合適用之會計準則及法律規定，並已作出足夠披露。

致謝

本人謹此代表董事會仝人感謝全體管理層及員工期內所作之努力及貢獻。

承董事會命
主席
董平